                                                            As filed pursuant to
                                                          Rule 424(b)5 under the
                                                          Securities Act of 1933
                                                      Registration No. 333-41549

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 30, 2001)
                                  $200,000,000

                                   [KB LOGO]

                   8 5/8% SENIOR SUBORDINATED NOTES DUE 2008

                        --------------------------------

KB HOME:

- We are one of the largest builders of single-family homes in the United States based on the number of homes delivered. We have domestic operations in six western states, Florida and, through a majority-owned subsidiary, international operations in France.

USE OF PROCEEDS:

- We expect to use $175.0 million of the net proceeds from this offering to redeem, on or about December 31, 2001, all of our outstanding 9 3/8% Senior Subordinated Notes due 2003, and to use the remaining net proceeds for general corporate purposes.

THE SENIOR SUBORDINATED NOTES:

- Maturity: The notes will mature on December 15, 2008.

- Interest Payments: The notes will pay interest semi-annually in cash in arrears on June 15 and December 15 of each year, starting on June 15, 2002.

- Ranking: The notes will be general unsecured senior subordinated obligations of KB Home and will be junior in right of payment to all of our existing and future Senior Indebtedness. In addition, the notes will be effectively subordinated to all existing and future indebtedness, trade payables, guarantees and other liabilities of KB Home's subsidiaries.

- Optional Redemption: Before December 15, 2004, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of one or more public or private equity offerings at the redemption price described in this prospectus supplement. The notes are not otherwise redeemable at the option of KB Home.

     CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

     The underwriters have agreed to purchase the notes from KB Home at 99.206% of their principal amount for total proceeds to KB Home of approximately $198.4 million, before deducting expenses. The underwriters propose to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Banc of America Securities LLC expects that the notes will be ready for delivery in book-entry-only form to The Depository Trust Company on or about December 14, 2001.
                           Sole Book-Running Manager
                         BANC OF AMERICA SECURITIES LLC
                        --------------------------------

COMERICA SECURITIES, INC.
                          BANC ONE CAPITAL MARKETS, INC.
                                                SUNTRUST ROBINSON HUMPHREY

          The date of this prospectus supplement is November 30, 2001.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION OTHER THAN THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE ARE NOT MAKING ANY OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT, THE DATE ON THE FRONT OF THE ACCOMPANYING PROSPECTUS OR THE DATE OF THE APPLICABLE INCORPORATED DOCUMENT, AS THE CASE MAY BE.

                               TABLE OF CONTENTS

                           -------------------------
                             PROSPECTUS SUPPLEMENT
                           -------------------------

                                                              PAGE
                                                              ----
Prospectus Supplement Summary...............................   S-4
Risk Factors................................................   S-7
Use of Proceeds.............................................  S-13
Capitalization..............................................  S-13
Selected Consolidated Financial Data........................  S-14
Description of the Notes....................................  S-17
Underwriting................................................  S-37
Legal Matters...............................................  S-38
Experts.....................................................  S-38
Forward-Looking Statements..................................  S-38

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                                                              PAGE
                                                              ----
Available Information.......................................    1
Incorporation of Certain Information by Reference...........    1
Use of Proceeds.............................................    2
Description of the Debt Securities..........................    2
Description of Capital Stock................................   11
Description of Warrants.....................................   15
Plan of Distribution........................................   16
Experts.....................................................   17
Legal Matters...............................................   17

     When this prospectus supplement uses the words "KB Home," "we," "us," and "our," they refer to KB Home and its subsidiaries unless otherwise expressly stated or the context otherwise requires. Our fiscal year ends on November 30. When this prospectus supplement refers to particular years or quarters in connection with the discussion of our results of operations or financial condition, those references mean the relevant fiscal years and fiscal quarters.

     The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus concerning the homebuilding industry, our market share, our size relative to other homebuilders and similar matters is derived principally from publicly available information and from industry sources. Although we believe that this publicly available information and the information provided by these industry sources is reliable, we have not independently verified any of this information and we cannot assure you of its accuracy.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is a summary of the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus or the documents that are incorporated by reference in the prospectus. It does not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus before you decide to invest in the notes.

                                    KB HOME

     KB Home is one of the largest builders of single-family homes in the United States based on the number of homes delivered. We have domestic operations in six western states, Florida and, through a majority-owned subsidiary, international operations in France. Founded in 1957, KB Home builds innovatively designed homes which cater primarily to first-time and first move-up homebuyers, generally in medium-sized developments close to major metropolitan areas. Kaufman & Broad S.A., KB Home's majority-owned subsidiary, is one of the largest homebuilders in France based on the number of homes delivered. KB Home provides mortgage banking services to domestic homebuyers through its wholly owned subsidiary, Kaufman and Broad Mortgage Company.

                                  THE OFFERING

Issuer..........................   KB Home, a Delaware corporation.

The Notes.......................   $200 million aggregate principal amount of
                                   8 5/8% Senior Subordinated Notes due 2008.

Maturity........................   The notes will mature on December 15, 2008.

Payment of Interest.............   Interest on the notes, at the rate of 8 5/8%
                                   per annum, will accrue from December 14, 2001 and will be payable in cash semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2002.

Optional Redemption.............   At any time prior to December 15, 2004, KB
                                   Home may, at its option and on one or more occasions, redeem up to 35% of the aggregate original principal amount of all notes, including any Additional Notes (as defined under "Description of the Notes -- Certain
                                   Definitions"), with the net proceeds of one or more public or private equity offerings at a redemption price of 108.625% of their principal amount, together with accrued and unpaid interest. KB Home may make this redemption only if at least $130 million aggregate principal amount of the notes remains outstanding after the redemption and only if notice of redemption is given within 60 days after the closing date of the related equity offering.

                                   The notes are not otherwise redeemable at the option of KB Home.

Subordination...................   The notes will be unsecured obligations of KB
                                   Home and will be subordinate in right of payment to all existing and future Senior
                                   Indebtedness (as defined in the accompanying prospectus under "Description of the Debt
                                   Securities -- Senior Subordinated Debt") of
                                   KB Home and will rank equally with all
                                   existing senior subordinated indebtedness of
                                   KB Home. At August 31, 2001, on a pro forma basis after giving effect to the issuance of the notes and the application of $175.0 million of the estimated net proceeds to redeem all of KB Home's outstanding 9 3/8%
                                   Senior Subordinated Notes due 2003, KB Home would have had approximately $586 million of Senior Indebtedness outstanding and approximately $575 million of senior subordinated indebtedness outstanding
                                   (including the notes offered by this
                                   prospectus supplement). In addition, the notes will be effectively subordinated to all existing and future indebtedness, trade payables, guarantees and other liabilities of KB Home's subsidiaries. At August 31, 2001,
                                   KB Home's subsidiaries had approximately
                                   $1.09 billion of liabilities, excluding
                                   collateralized mortgage obligations of $24 million and intercompany liabilities.
                                   Although the indenture that will govern the notes contains limitations on the incurrence of additional indebtedness, KB Home and its subsidiaries could currently incur significant additional indebtedness, including Senior Indebtedness.

Change of Control...............   Upon the occurrence of a Change of Control
                                   (as defined under "Description of the
                                   Notes -- Certain Covenants -- Change of
                                   Control") with respect to KB Home, each
                                   holder of notes will have the right to
                                   require KB Home to repurchase that holder's notes at a price equal to 101% of their principal amount plus accrued and unpaid interest. In addition, the lenders under KB
                                   Home's Existing Credit Facilities (as defined under "Description of the Notes -- Certain
                                   Definitions") and the holders of
                                   approximately $725 million aggregate
                                   principal amount of KB Home's other senior and senior subordinated notes outstanding at August 31, 2001, without giving effect to the proposed redemption on or about December 31, 2001 of $175.0 million aggregate principal amount of our 9 3/8% Senior Subordinated
                                   Notes due 2003, also have the right to
                                   require KB Home to repay borrowings under those facilities and to repurchase those notes upon the occurrence of a Change of Control or events similar to a Change of Control. KB Home may not have sufficient funds available to make any required repayment or repurchase of debt, including repurchases of the notes offered by this prospectus supplement, in the event of a Change of Control or events similar to a Change of Control.

Certain Covenants...............   The indenture under which the notes will be
                                   issued will contain covenants that, among other things, limit the ability of KB Home and some of its subsidiaries to incur additional indebtedness and pay dividends or make other distributions and certain investments. These limitations are subject to a number of important qualifications and exceptions.

Use of Proceeds.................   We estimate that the net proceeds from this
                                   offering will be approximately $198.1
                                   million, after deducting underwriting fees and estimated expenses. We expect to use
                                   $175.0 million of the net proceeds from this offering to redeem, on or about December 31, 2001, all of our outstanding 9 3/8% Senior

                                   Subordinated Notes due 2003, and to use the remaining net proceeds for general corporate purposes.

Book-Entry Notes................   The notes will be issued in book-entry form
                                   and represented by one or more global notes deposited with a custodian for, and registered in the name of a nominee of, The
                                   Depository Trust Company.

                          PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 10990 Wilshire Boulevard, Los Angeles, California 90024. Our telephone number is (310) 231-4000.

                                  RISK FACTORS

     We want you to be aware that the following important factors could adversely impact our homebuilding and mortgage lending operations. These factors could cause our actual results to differ materially from the forward-looking and other statements that we make in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in the accompanying prospectus. You are also cautioned that some of the statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are "forward-looking statements" and are subject to risks, uncertainties and assumptions. See "Forward-Looking Statements."

RISK FACTORS RELATING TO KB HOME

OUR BUSINESS IS CYCLICAL AND IS SIGNIFICANTLY IMPACTED BY CHANGES IN GENERAL AND LOCAL ECONOMIC CONDITIONS.

     Our business is substantially affected by changes in national and general economic factors outside of our control, such as:

     - short and long term interest rates;

     - the availability of financing for homebuyers;

     - consumer confidence;

     - federal mortgage financing programs; and

     - federal income tax laws and regulations.

     The cyclicality of our business is also highly sensitive to changes in economic conditions that can occur on a local or regional basis, such as changes in:

     - housing demand;

     - population growth;

     - employment levels and job growth; and

     - property taxes.

     Weather conditions and natural disasters such as earthquakes, hurricanes, tornadoes, floods, droughts, fires and other casualties can harm our homebuilding business on a local or regional basis.

     Fluctuating lumber prices and shortages, as well as shortages or price fluctuations in other important building materials, can have an adverse effect on our homebuilding business. Similarly, labor shortages or unrest among key trades, such as carpenters, roofers, electricians and plumbers, can delay the delivery of our homes and increase our costs.

     The difficulties described above can cause demand and prices for our homes to diminish or cause us to take longer and incur more costs to build our homes. We may not be able to recover these increased costs by raising prices because the price of each home is usually set several months before the home is delivered, as our customers typically sign their home purchase contracts before construction has even begun on their homes. In addition, some of the difficulties described above could cause some homebuyers to cancel their home purchase contracts altogether.

OUR SUCCESS DEPENDS ON THE AVAILABILITY OF IMPROVED LOTS AND UNDEVELOPED LAND THAT MEET OUR LAND INVESTMENT CRITERIA.

     The availability of finished and partially developed lots and undeveloped land for purchase that meet our internal criteria depends on a number of factors outside our control, including land availability in general, competition with other homebuilders and land buyers for desirable property, inflation in land prices, and zoning, allowable housing density and other regulatory requirements. Should suitable lots or land become less available, the number of homes we may be able to build and sell could be reduced, and the cost of land could be increased, perhaps substantially, which could adversely impact our results of operations.

HOME PRICES AND SALES ACTIVITY IN PARTICULAR REGIONS OF THE WESTERN, SOUTHWESTERN AND CENTRAL UNITED STATES IMPACT OUR RESULTS OF OPERATIONS BECAUSE OUR BUSINESS IS CONCENTRATED IN THESE MARKETS.

     Home prices and sales activity in some of our key markets have declined from time to time for market-specific reasons, including adverse weather or economic contraction due to, among other things, the failure or decline of key industries and employers. If home prices or sales activity decline in one or more of the key markets in which we operate, our costs may not decline at all or at the same rate and, as a result, our overall results of operations may be adversely impacted.

INTEREST RATE INCREASES OR CHANGES IN FEDERAL LENDING PROGRAMS COULD LOWER DEMAND FOR OUR HOMES AND ADVERSELY IMPACT OUR MORTGAGE LENDING OPERATIONS.

     Nearly all of our customers finance the purchase of their homes, and a significant majority of these customers arrange their financing through our mortgage lending subsidiary. Increases in interest rates or decreases in availability of mortgage financing would increase monthly mortgage costs for our potential homebuyers and could therefore reduce demand for our homes and mortgages. Increased interest rates can also hinder our ability to realize our backlog because our sales contracts provide our customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event they cannot arrange for financing at interest rates that were prevailing when they signed their contracts.

     Because the availability of FNMA, FHLMC, FHA and VA mortgage financing is an important factor in marketing many of our homes, any limitations or restrictions on the availability of those types of financing could reduce our home sales and the lending volume at our mortgage subsidiary.

WE ARE SUBJECT TO SUBSTANTIAL LEGAL AND REGULATORY REQUIREMENTS REGARDING THE DEVELOPMENT OF LAND, THE HOMEBUILDING PROCESS AND PROTECTION OF THE ENVIRONMENT, WHICH CAN CAUSE US TO SUFFER DELAYS AND INCUR COSTS ASSOCIATED WITH COMPLIANCE, AND WHICH CAN PROHIBIT OR RESTRICT HOMEBUILDING ACTIVITY IN SOME REGIONS OR AREAS.

     Our homebuilding business is heavily regulated and subject to increasing local, state and federal statutes, ordinances, rules and regulations concerning zoning, resource protection, building design, construction and similar matters. These regulations often provide broad discretion to governmental authorities that regulate these matters, which can result in unanticipated delays or increases in the cost of a specified project or a number of projects in a particular market. We may also experience periodic delays in homebuilding projects due to building moratoria in any of the areas in which we operate.

     We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the environment. These laws and regulations may cause delays in construction and delivering new homes, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas. In addition, environmental laws may impose liability for the costs of removal or remediation of hazardous or toxic substances whether or not the developer or owner of the property knew of, or was responsible for, the presence of those substances. The presence of these substances on our properties may prevent us from selling our homes and we may also be liable, under applicable laws and regulations or lawsuits brought by private parties, for hazardous or toxic substances on properties and lots that we have sold in the past.

     Further, a significant portion of our business is conducted in California, which is one of the most highly regulated and litigious states in the country. Therefore, potential exposure to losses and expenses due to new laws, regulations or litigation may be greater for us than for other homebuilders with a less significant California presence.

     Because of our French business, we are also subject to regulations and restrictions imposed by the government of France concerning investments by non-French companies, such as us, in businesses in France, as well as to French laws and regulations similar to those discussed above.

     Our mortgage operations are heavily regulated and subject to the rules and regulations promulgated by a number of governmental and quasi-governmental agencies. We are also subject to federal and state statutes and regulations which, among other things, prohibit discrimination, establish underwriting guidelines which include obtaining inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts. A finding that we had materially violated any of the foregoing laws could have an adverse effect on our results of mortgage operations.

     We are subject to a Consent Order that we entered into with the Federal Trade Commission in 1979. Pursuant to the Consent Order, we provide explicit warranties on the quality of our homes, follow certain guidelines in advertising and provide certain disclosures to prospective purchasers of our homes. A finding that we have significantly violated the Consent Order could result in substantial liability and could limit our ability to sell homes in certain markets.

WE BUILD HOMES IN HIGHLY COMPETITIVE MARKETS, WHICH COULD HURT OUR FUTURE OPERATING RESULTS.

     We compete in each of our markets with a number of homebuilding companies for homebuyers, land, financing, raw materials and skilled management and labor resources. Our competitors include other large national homebuilders, as well as smaller regional and local builders that can have an advantage in local markets because of long-standing relationships they may have with local labor or land sellers. We also compete with other housing alternatives, such as existing homes and rental housing.

     These competitive conditions can:

     - make it difficult for us to acquire desirable land which meets our land buying criteria;

     - cause us to offer or to increase our sales incentives or price discounts; and

     - result in reduced sales.

     Any of these competitive conditions can adversely impact our revenues, increase our costs and/or impede the growth of our local or regional homebuilding businesses.

     Our mortgage lending operation competes with other mortgage lenders, including national, regional and local mortgage bankers, savings and loan associations and other financial institutions. Mortgage lenders with greater access to capital markets or those with less rigorous lending criteria can sometimes offer lower interest rates than we can, which can diminish our ability to compete and adversely impact the results of operations from our mortgage lending business.

BECAUSE OF THE SEASONAL NATURE OF OUR BUSINESS, OUR QUARTERLY OPERATING RESULTS FLUCTUATE.

     We have experienced seasonal fluctuations in quarterly operating results. We typically do not commence significant construction on a home before a sales contract has been signed with a homebuyer. A significant percentage of our sales contracts are made during the spring and summer months. Construction of our homes typically requires approximately three months and weather delays that often occur during late winter and early spring may extend this period. As a result of these combined factors, we historically have experienced uneven quarterly results, with lower revenues and operating income generally during the first and second quarters of our fiscal year.

OUR LEVERAGE MAY PLACE BURDENS ON OUR ABILITY TO COMPLY WITH THE TERMS OF OUR INDEBTEDNESS, MAY RESTRICT OUR ABILITY TO OPERATE AND MAY PREVENT US FROM FULFILLING OUR OBLIGATIONS.

     The amount of our debt could have important consequences to you. For example, it could:

     - limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements;

     - require us to dedicate a substantial portion of our cash flow from operations to the payment of our debt and reduce our ability to use our cash flow for other purposes;

     - impact our flexibility in planning for, or reacting to, changes in our business;

     - place us at a competitive disadvantage because we have more debt than some of our competitors; and

     - make us more vulnerable in the event of a downturn in our business or in general economic conditions.

     Our ability to meet our debt service and other obligations will depend upon our future performance. We are engaged in businesses that are substantially affected by changes in economic cycles. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses could also be affected by financial, political, business and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds through the sale of debt and/or equity securities, the refinancing of debt or the sale of assets. Changes in prevailing interest rates may also affect our ability to meet our debt service obligations, because borrowings under our bank credit facilities bear interest at floating rates. A higher interest rate on our debt could adversely affect our operating results.

     Our business may not generate sufficient cash flow from operations and borrowings may not be available to us under our bank credit facilities in an amount sufficient to enable us to pay our debt service obligations or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity, which we may not be able to do on favorable terms or at all.

     The indenture governing the notes offered by this prospectus supplement and our other outstanding debt instruments and bank credit facilities include various financial covenants and restrictions, including restrictions on debt incurrence, sales of assets and cash distributions by us. Should we not comply with any of those restrictions or covenants, the trustees or the banks, as appropriate, could cause our debt to become due and payable prior to maturity.

WE MAY HAVE DIFFICULTY IN CONTINUING TO OBTAIN THE ADDITIONAL FINANCING REQUIRED TO OPERATE AND DEVELOP OUR BUSINESS.

     Our homebuilding operations require significant amounts of cash and/or available credit. It is not possible to predict the future terms or availability of additional capital. Moreover, our outstanding domestic public debt, as well as our domestic bank credit facilities and the credit facilities of our French subsidiary, contain provisions that may restrict the amount and nature of debt we may incur in the future. If conditions in the capital markets change significantly, it could reduce our sales and may hinder our future growth and results of operations.

OUR FUTURE GROWTH MAY BE LIMITED BY CONTRACTING ECONOMIES IN THE MARKETS IN WHICH WE CURRENTLY OPERATE, OUR INABILITY TO FIND APPROPRIATE ACQUISITION CANDIDATES, OR OUR CONSUMMATION OF ACQUISITIONS THAT MAY NOT BE SUCCESSFULLY INTEGRATED OR MAY NOT ACHIEVE EXPECTED BENEFITS.

     Our future growth and results of operations could be adversely affected if the markets in which we currently operate do not continue to support the expansion of our existing business or if we are unable to identify suitable acquisition opportunities in new markets. Over the last several years, there has been significant consolidation in the homebuilding industry, which has made it somewhat more difficult for us to identify appropriate acquisition candidates in new markets and has increased competition for acquisition candidates. If we do consummate acquisitions in the future, we may not be successful in integrating the operations of the acquired businesses, including their product lines, dispersed operations and distinct corporate cultures. Our inability to grow in existing markets or find appropriate acquisition opportunities in new markets, or our failure to successfully manage future acquisitions, would limit our ability to grow and would adversely impact our future operating results.

BECAUSE WE BUILD HOMES IN FRANCE, SOME OF OUR REVENUES AND EARNINGS ARE SUBJECT TO FOREIGN CURRENCY AND ECONOMIC RISKS.

     A portion of our construction operations are located in France. As a result, our financial results are affected by fluctuations in the value of the U.S. dollar as compared to the euro and changes in the French economy to the extent those changes affect the homebuilding market there.

INTERNATIONAL INSTABILITY, AND FUTURE TERRORIST ACTS AGAINST OR SIMILAR ADVERSE DEVELOPMENTS INVOLVING THE UNITED STATES OR FRANCE, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

     The September 11, 2001 terrorist acts against the United States and the subsequent U.S. military response have resulted in generalized economic uncertainty. In the weeks immediately following the September 11th attacks, net orders for our homes fell sharply and cancellations increased, although they have subsequently returned to levels that compare favorably on a year-over-year basis. We do not expect the adverse developments immediately following September 11th to have a material effect on our overall future results of operations. Despite this apparent rebound, considerable instability continues and consumer confidence continues to diminish. These generalized conditions or future adverse developments in the war against terrorism, future terrorist acts against the U.S. or France, or increased international instability in general, could result in a material long-term decrease in our net orders and an increase in cancellations, which could materially adversely affect our operating results or result in a decline in the market value of the notes offered by this prospectus supplement.

RISK FACTORS RELATING TO THE NOTES OFFERED BY THIS PROSPECTUS SUPPLEMENT

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE NOTES.

     We cannot assure you that a trading market for the notes will ever develop or, if a trading market develops, that it will be maintained or provide adequate liquidity. We do not intend to apply for listing of the notes on any securities exchange or for quotation on any automated or other quotation system. The notes will be a new issue of securities with no trading history or established trading market. Any trading market for the notes may be adversely affected by changes in interest rates, the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, you might not be able to sell your notes, or, even if you can sell your notes, you might not be able to sell them at an acceptable price.

THE NOTES WILL BE SUBORDINATED IN RIGHT OF PAYMENT TO OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS AND WILL BE EFFECTIVELY SUBORDINATED TO THE LIABILITIES OF OUR SUBSIDIARIES.

     The notes will be unsecured senior subordinated debt of KB Home, will rank equally in right of payment with all of our existing senior subordinated debt, and will be junior in right of payment to all of our existing and future Senior Indebtedness. The term "Senior Indebtedness" is defined in the accompanying prospectus under "Description of the Debt Securities -- Senior Subordinated Debt" and you should review that definition carefully. As of August 31, 2001, on a pro forma basis after giving effect to the issuance of the notes and the application of $175.0 million of the estimated net proceeds to redeem all of KB Home's outstanding 9 3/8% Senior Subordinated Notes due 2003, KB Home would have had approximately $575 million of senior subordinated indebtedness outstanding and approximately $586 million of Senior Indebtedness outstanding. As a result of this subordination, in the event of any distribution of our assets upon a dissolution, insolvency, bankruptcy or other similar proceeding,

     - holders of our Senior Indebtedness will be entitled to be paid in full before any payment may be made on our senior subordinated indebtedness, including the notes, and holders of our senior subordinated indebtedness, including holders of the notes, will be required to pay over their share of any distribution to the holders of our Senior Indebtedness until the Senior Indebtedness is paid in full; and

     - our creditors who hold neither Senior Indebtedness nor our senior subordinated indebtedness may recover more, ratably, than holders of our senior subordinated indebtedness, including holders of the notes, and less, ratably, than holders of our Senior Indebtedness.

     KB Home is a holding company, which currently conducts its operations through consolidated and unconsolidated subsidiaries. All of the operating assets of KB Home are owned by its subsidiaries, effectively subordinating the notes to all existing and future indebtedness, trade payables, guarantees and other liabilities, whether or not for borrowed money, of KB Home's subsidiaries, which liabilities totaled approximately $1.09 billion, excluding collateralized mortgage obligations of $24 million and intercompany liabilities, at August 31, 2001. Therefore, KB Home's rights and the rights of its creditors, including holders of the notes, to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent KB Home may itself be a creditor with recognized claims against the subsidiary, in which case the claims of KB Home would still effectively be subordinate to any security interests in the assets of that subsidiary and would be subordinate to any indebtedness of that subsidiary senior to that held by KB Home. In addition, dividends, loans and advances from some subsidiaries to KB Home may be subject to certain contractual, statutory or regulatory restrictions, are contingent upon the results of operations of those subsidiaries and are subject to various business considerations.

     Although the indenture governing the notes will contain limitations on the amount of indebtedness KB Home and certain of its subsidiaries may incur, KB Home and its subsidiaries will retain the ability to incur substantial additional indebtedness, including Senior Indebtedness.

OUR ABILITY TO REPURCHASE THE NOTES FOLLOWING A CHANGE OF CONTROL EVENT MAY BE LIMITED.

     Upon the occurrence of specified kinds of change of control events, holders of the notes being offered by this prospectus supplement may, at their option, require us to repurchase all or a portion of their notes at a price of 101% of the principal amount plus accrued interest. Our bank credit facilities and our outstanding 7 3/4% Senior Notes, 9 5/8% Senior Subordinated Notes, 9 3/8% Senior Subordinated Notes and 9 1/2% Senior Subordinated Notes contain similar change of control repayment and repurchase provisions. We cannot assure you that we would have the financial resources or otherwise be able to arrange financing to repay borrowings under these credit facilities or repurchase these debt securities or the notes upon the occurrence of a change of control event.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be approximately $198.1 million (after deducting underwriting fees and estimated expenses). We expect to use $175.0 million of the net proceeds from this offering to redeem, on or about December 31, 2001, all of our outstanding 9 3/8% Senior Subordinated Notes due 2003, and to use the remaining net proceeds for general corporate purposes. The 9 3/8% Senior Subordinated Notes are currently redeemable at 100% of their principal amount, have an interest rate of 9 3/8% and, if not redeemed, would mature on May 1, 2003.

                                 CAPITALIZATION

     The following table sets forth the unaudited cash and cash equivalents and capitalization of KB Home and its consolidated subsidiaries at August 31, 2001, and as adjusted to give effect to the sale of the notes offered hereby and the application of $175.0 million of the estimated net proceeds from the sale of the notes to repay all of our outstanding 9 3/8% Senior Subordinated Notes due 2003 as described in "Use of Proceeds."

                                                                AT AUGUST 31, 2001
                                                              -----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              --------    -----------
                                                               (DOLLARS IN MILLIONS)
Cash and cash equivalents...................................  $   45.2     $   68.3
                                                              ========     ========
Construction debt:
  Revolving and term credit facilities(1)...................     168.0        168.0
  Mortgage and notes payable................................     243.1        243.1
  7 3/4% Senior Notes due 2004..............................     175.0        175.0
  9 3/8% Senior Subordinated Notes due 2003(2)..............     174.7           --
  9 5/8% Senior Subordinated Notes due 2006.................     124.6        124.6
  9 1/2% Senior Subordinated Notes due 2011.................     250.0        250.0
  8 5/8% Senior Subordinated Notes due 2008 offered
    hereby..................................................        --        200.0
Mortgage banking debt:
  Notes payable.............................................     485.6        485.6
  Collateralized mortgage obligations secured by
    mortgage-backed securities..............................      23.9         23.9
                                                              --------     --------
    Total debt..............................................   1,644.9      1,670.2
                                                              --------     --------
Minority interests:
  Consolidated subsidiaries and joint ventures..............      59.4         59.4
Stockholders' equity:
  Preferred Stock -- $1.00 par value; authorized, 10,000,000
    shares; none outstanding................................        --           --
  Common Stock -- $1.00 par value; authorized, 100,000,000
    shares; 51,769,272 shares outstanding(3)................      51.8         51.8
  Paid-in capital...........................................     445.3        445.3
  Retained earnings.........................................     716.1        716.1
  Accumulated other comprehensive income....................      (7.2)        (7.2)
  Deferred compensation.....................................     (10.8)       (10.8)
  Grantor stock ownership trust.............................    (177.3)      (177.3)
  Treasury stock, at cost...................................     (28.3)       (28.3)
                                                              --------     --------
    Total stockholders' equity..............................     989.6        989.6
                                                              --------     --------
Total debt, minority interests, and stockholders' equity....  $2,693.9     $2,719.2
                                                              ========     ========

-------------------------

(1) As of November 30, 2001, KB Home had no borrowings outstanding under its principal domestic revolving credit facility and borrowings under the related term loan remained at $168.0 million.

(2) We expect to redeem, on or about December 31, 2001, all of our outstanding 9 3/8% Senior Subordinated Notes due 2003.

(3) Does not include 4,486,858 shares of common stock issuable as of August 31, 2001 upon exercise of outstanding stock options issued pursuant to employee stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data of KB Home. The data, other than housing, commercial and land revenues, unit deliveries and the ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, for the fiscal years ended November 30, 2000, 1999, 1998, 1997 and 1996 are derived from the financial statements for those years which have been audited by Ernst & Young LLP, independent auditors. Data related to housing, commercial and land revenues, unit deliveries and the ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends are derived from unaudited statements. The following selected consolidated financial data at August 31, 2001 and 2000 and for each of the nine month periods ended August 31, 2001 and 2000 is unaudited but reflects, in the opinion of KB Home, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition as of and for these periods. The results of operations for the nine months ended August 31, 2001 are not necessarily indicative of results to be expected for the full year. The following data should be read in conjunction with the financial statements and the related notes incorporated by reference in the accompanying prospectus.

                                                  NINE MONTHS ENDED
                                                     AUGUST 31,                         YEARS ENDED NOVEMBER 30,
                                                ---------------------   ---------------------------------------------------------
                                                  2001        2000        2000        1999        1998        1997        1996
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                     (UNAUDITED)             (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Housing.....................................  $ 2,969.9   $ 2,567.1   $ 3,769.2   $ 3,733.7   $ 2,379.0   $ 1,827.3   $ 1,673.7
  Commercial..................................       53.6          --          .8          .6         1.5         2.7        12.2
  Land........................................       51.8        78.2       100.5        37.8        22.5        13.6        68.2
  Mortgage banking............................       48.0        41.5        60.4        64.2        46.4        35.1        33.4
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total revenues............................  $ 3,123.3   $ 2,686.8   $ 3,930.9   $ 3,836.3   $ 2,449.4   $ 1,878.7   $ 1,787.5
                                                =========   =========   =========   =========   =========   =========   =========
Construction:
  Revenues....................................  $ 3,075.3   $ 2,645.3   $ 3,870.5   $ 3,772.1   $ 2,403.0   $ 1,843.6   $ 1,754.1
  Costs and expenses..........................   (2,858.1)   (2,478.2)   (3,581.9)   (3,513.0)   (2,254.3)   (1,741.8)   (1,655.4)
  Non-cash charge for impairment of long-lived
    assets....................................         --          --          --          --          --          --      (170.8)
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Operating income (loss).....................      217.2       167.1       288.6       259.1       148.7       101.8       (72.1)
  Interest income.............................        2.7         5.0         5.8         7.8         5.7         5.1         2.7
  Interest expense, net of amounts
    capitalized...............................      (30.7)      (22.3)      (31.5)      (28.3)      (23.3)      (29.9)      (36.7)
  Minority interests..........................      (20.3)      (20.9)      (31.6)      (29.4)       (7.0)        (.4)        (.2)
  Equity in pretax income (loss) of
    unconsolidated joint ventures.............        2.4         2.3         2.9          .2         1.1         (.1)       (2.1)
  Gain on issuance of French subsidiary
    stock.....................................         --        39.6        39.6          --          --          --          --
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Construction pretax income (loss)...........      171.3       170.8       273.8       209.4       125.2        76.5      (108.4)
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
Mortgage banking:
  Revenues....................................       48.0        41.5        60.4        64.2        46.4        35.1        33.4
  Expenses....................................      (28.8)      (25.7)      (36.5)      (46.7)      (25.0)      (20.6)      (20.7)
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Mortgage banking pretax income..............       19.2        15.8        23.9        17.5        21.4        14.5        12.7
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total pretax income (loss)....................      190.5       186.6       297.7       226.9       146.6        91.0       (95.7)
Income taxes..................................      (64.8)      (50.0)      (87.7)      (79.4)      (51.3)      (32.8)       34.5
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss).............................  $   125.7   $   136.6   $   210.0   $   147.5   $    95.3   $    58.2   $   (61.2)
                                                =========   =========   =========   =========   =========   =========   =========
Basic earnings per share......................  $    3.50   $    3.39   $    5.39   $    3.16   $    2.41   $    1.50   $   (1.80)
                                                =========   =========   =========   =========   =========   =========   =========
Diluted earnings per share....................  $    3.36   $    3.32   $    5.24   $    3.08   $    2.32   $    1.45   $   (1.80)
                                                =========   =========   =========   =========   =========   =========   =========
Ratio of earnings to fixed charges(1).........      2.66x       2.69x       3.00x       2.92x       2.94x       2.44x          --
Ratio of earnings to combined fixed charges
  and preferred stock dividends(1)............      2.66x       2.69x       3.00x       2.92x       2.94x       2.44x          --
OTHER OPERATING DATA:
  West Coast unit deliveries..................      3,922       3,779       5,476       6,323       4,858       4,731       5,171
  Southwest unit deliveries...................      4,441       4,209       5,832       5,801       2,730       1,674       1,341
  Central unit deliveries.....................      6,299       5,481       8,112       7,809       5,968       3,968       2,953
  Foreign unit deliveries.....................      2,062       1,848       2,972       2,489       1,657       1,070         784
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total unit deliveries.....................     16,724      15,317      22,392      22,422      15,213      11,443      10,249
                                                =========   =========   =========   =========   =========   =========   =========
Unconsolidated joint ventures unit
  deliveries..................................        261         362         455          38          --          --          --
                                                =========   =========   =========   =========   =========   =========   =========
CASH FLOW FROM OPERATING ACTIVITIES DATA:
  Equity in pretax (income) loss of
    unconsolidated joint ventures.............  $    (2.3)  $    (2.3)  $    (2.9)  $     (.2)  $    (1.1)  $      .1   $     2.1
  Minority interests..........................       20.3        20.9        31.6        29.4         7.0          .4          .2
  Depreciation and amortization...............       32.6        30.5        41.3        38.3        16.2        11.9        10.8
  Previously capitalized interest amortized to
    cost of sales.............................       43.5        28.4        40.7        44.3        30.8        25.5        24.9
  Provision for deferred income taxes.........        7.2        10.3        25.7       (25.9)         .5        (5.0)      (41.2)
  Capitalized interest........................      (47.8)      (45.9)      (62.7)      (49.7)      (31.0)      (22.6)      (26.9)

                                                          AT AUGUST 31,                        AT NOVEMBER 30,
                                                       -------------------   ----------------------------------------------------
                                                         2001       2000       2000       1999       1998       1997       1996
                                                       --------   --------   --------   --------   --------   --------   --------
                                                           (UNAUDITED)                      (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
  Assets:
    Construction assets..............................  $2,738.8   $2,459.1   $2,361.7   $2,214.1   $1,542.5   $1,133.9   $1,000.2
    Mortgage banking assets..........................     560.4      377.0      467.2      450.1      317.7      285.1      243.3
                                                       --------   --------   --------   --------   --------   --------   --------
      Total assets...................................  $3,299.2   $2,836.1   $2,828.9   $2,664.2   $1,860.2   $1,419.0   $1,243.5
                                                       ========   ========   ========   ========   ========   ========   ========
  Liabilities and Stockholders' Equity:
    Construction liabilities:
      Accounts payable, accrued expenses and other
        liabilities..................................  $  590.4   $  572.1   $  513.2   $  551.4   $  359.9   $  269.0   $  248.8
      Mortgages and notes payable....................   1,135.3      993.2      988.0      813.4      529.8      496.9      442.6
                                                       --------   --------   --------   --------   --------   --------   --------
                                                        1,725.7    1,565.3    1,501.2    1,364.8      889.7      765.9      691.4
    Mortgage banking liabilities.....................     524.6      344.9      426.3      423.5      297.6      268.2      210.8
    Minority interests...............................      59.4      239.7      246.6      199.3      198.4        1.9         .9
    Stockholders' equity.............................     989.5      686.2      654.8      676.6      474.5      383.0      340.4
                                                       --------   --------   --------   --------   --------   --------   --------
      Total liabilities and stockholders' equity.....  $3,299.2   $2,836.1   $2,828.9   $2,664.2   $1,860.2   $1,419.0   $1,243.5
                                                       ========   ========   ========   ========   ========   ========   ========

-------------------------
(1) We compute earnings by adding fixed charges (except capitalized interest and the effect of preferred stock dividends) and amortization of previously capitalized interest to pretax earnings (excluding undistributed earnings of unconsolidated joint ventures). We compute fixed charges by adding interest expense and capitalized interest and the portion of rental expense we consider to be interest. Beginning July 7, 1998, our fixed charges have also included distributions on mandatorily redeemable preferred securities. On August 16, 2001, all of the mandatorily redeemable preferred securities were retired. Before April 1, 1996, our fixed charges included the effect of preferred stock dividends on our Series B Mandatory Conversion Premium Dividend Preferred Stock. On April 1, 1996, all shares of our Series B Mandatory Conversion Premium Dividend Preferred Stock were mandatorily converted to shares of common stock.

    In computing the ratios appearing above, we exclude from our interest expense interest incurred by our wholly owned limited purpose financing subsidiaries on their outstanding collateralized mortgage obligations. If we included interest on those collateralized mortgage obligations,

        - earnings for the year ended November 30, 1996 would have been inadequate to cover fixed charges by $97.8 million, while the ratio of earnings to fixed charges for the nine months ended August 31, 2001 and 2000 and the years ended November 30, 2000, 1999, 1998 and 1997 would have been 2.64x, 2.65x, 2.96x, 2.84x, 2.78x and 2.29x, respectively, and

        - earnings for the year ended November 30, 1996 would have been inadequate to cover combined fixed charges and preferred stock dividends by $105.5 million, while the ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended August 31, 2001 and 2000 and the years ended November 30, 2000, 1999, 1998 and 1997 would have been 2.64x, 2.65x, 2.96x, 2.84x, 2.78x and
          2.29x, respectively.

     Our earnings for the year ended November 30, 1996 were inadequate to cover fixed charges by $97.8 million due to a $170.8 million pretax noncash charge for impairment of long-lived assets we recorded in the second quarter of fiscal 1996. For the same reason, our earnings for the year ended November 30, 1996 were inadequate to cover combined fixed charges and preferred stock dividends by $105.5 million.

     As noted in the preceding paragraph, the amount of earnings used in the calculation of the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended November 30, 1996 reflects a $170.8 million pretax noncash charge for impairment of long-lived assets we recorded in the second quarter of fiscal 1996. If we excluded the noncash charge for impairment of long-lived assets, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended November 30, 1996 would have been 1.96x and 1.78x, respectively. If we excluded the noncash charge for impairment of long-lived assets but included interest on the collateralized mortgage obligations of our limited purpose financing subsidiaries, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.87x and 1.71x, respectively, for the year ended November 30, 1996.

     The amount of earnings we used in the calculation of the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended November 30, 1999 reflects an $18.2 million pretax secondary marketing trading loss we recorded in the third quarter of fiscal 1999. If we excluded the secondary marketing trading loss, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends each would have been 3.08x for the year ended November 30, 1999. If we excluded the secondary market trading loss but included interest on the collateralized mortgage obligations of our limited purpose financing subsidiaries, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends each would have been 2.99x for the year ended November 30, 1999.

     The amount of earnings used in the calculation of the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended August 31, 2000 and the year ended November 30, 2000 includes a $39.6 million gain on the issuance in France of common stock by Kaufman & Broad S.A., a majority owned subsidiary, recorded in the first quarter of fiscal 2000. We sometimes refer to this stock issuance as the "French IPO". If the French IPO gain were excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 2.29x for the nine months ended August 31, 2000 and 2.71x for the year ended November 30, 2000. If we excluded the French IPO gain but included interest on the collateralized mortgage obligations of our limited purpose financing subsidiaries, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 2.27x for the nine months ended August 31, 2000 and 2.68x for the year ended November 30, 2000.

                            DESCRIPTION OF THE NOTES

     The 8 5/8% Senior Subordinated Notes due 2008 of KB Home, which we sometimes refer to as the "Notes" or the "notes", are issuable under a Senior Subordinated Debt Indenture dated as of November 19, 1996, which we refer to as the "Indenture" and which term, as used in this prospectus supplement, includes the Officers' Certificate referred to below, between KB Home and SunTrust Bank (as successor to SunTrust Bank, Atlanta), as trustee. This description of selected terms of the Notes and the Indenture supplements and, to the extent inconsistent, replaces the description of the general terms and provisions of the Debt Securities and the Indenture which appears in the accompanying prospectus under the heading "Description of the Debt Securities", to which description reference is made. The following description of selected terms of the Notes is not complete and is qualified in its entirety by reference to the Indenture, including the Officers' Certificate establishing the form and terms of the Notes, and the form of certificate evidencing the Notes, copies of the forms of which have been or will be filed as exhibits to the registration statement of which the accompanying prospectus is a part or to the documents incorporated or deemed to be incorporated by reference in the prospectus.

     Terms, whether or not capitalized, used but not defined under this "Description of the Notes" or in the accompanying prospectus have the meanings given to them in the Indenture. The Indenture is referred to in the prospectus as the "Senior Subordinated Debt Indenture" and sometimes collectively with the Senior Debt Indenture and the Subordinated Debt Indenture, as those terms are defined in the accompanying prospectus, as the "Indentures". The Notes are "senior subordinated Debt Securities" as that term is used in the prospectus. As used in this "Description of the Notes", "KB Home" refers to KB Home and does not include its subsidiaries, except as otherwise expressly provided or as the context otherwise requires.

GENERAL

     The Notes will constitute senior subordinated debt of KB Home, will constitute a single series of Debt Securities for purposes of the Indenture and will initially be limited to $200 million aggregate principal amount. Subject to the covenants described below under "Certain Covenants" and applicable law, KB Home may subsequently issue Additional Notes from time to time in an unlimited amount. The Notes offered by this prospectus supplement and all Additional Notes (if any) will be treated as a single class of senior subordinated Debt Securities under the Indenture and are referred to collectively as "Notes." "Additional Notes", if any, are Notes originally issued under the Indenture after the Closing Date.

     The Notes will bear interest from December 14, 2001 at the rate per annum shown on the front cover of this prospectus supplement and will mature on December 15, 2008. Interest on the Notes will be payable in cash semi-annually in arrears on June 15 and December 15, commencing June 15, 2002, to the Persons in whose names the Notes are registered at the close of business on June 1 and December 1, as the case may be, next preceding such June 15 and December 15, respectively. Interest on the Notes will be calculated on the basis of a 360-day year of twelve 30-day months.

     KB Home has appointed the Trustee under the Indenture as the initial paying agent and transfer agent of the Notes. The Notes initially may be presented for payment, registration or transfer and exchange at the office of the Trustee in Atlanta and at the agent of the Trustee in The City of New York at Harris Trust Company of New York, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, NY 10005.

     The Notes will be unsecured obligations of KB Home and will be subordinated in right of payment to all existing and future Senior Indebtedness of KB Home. The Notes will be issued in fully registered form without coupons in denominations of $1,000 and any amount in excess thereof that is an integral multiple of $1,000. The Notes will be denominated in, and the principal of, premium, if any, and interest on the Notes will be payable in, United States dollars. The Notes are not subject to the benefit of any sinking fund.

     The Notes will be issued in book-entry form and represented by one or more global Notes, which we refer to as "Global Notes", registered in the name of The Depository Trust Company, as Depositary, or its nominee. This means that you will not be entitled to receive a certificate for the Notes that you purchase except under the limited circumstances described below under "-- Book-Entry, Delivery and Form."

     KB Home is a holding company, which currently conducts its operations through consolidated and unconsolidated subsidiaries. All of the operating assets of KB Home are owned by its subsidiaries, effectively subordinating the Notes to all existing and future indebtedness, trade payables, guarantees and other liabilities, whether or not for borrowed money, of KB Home's subsidiaries. Therefore, KB Home's rights and the rights of its creditors, including Holders of Notes, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that KB Home may itself be a creditor with recognized claims against the subsidiary, in which case the claims of KB Home would still be effectively subordinate to any security interests in the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by KB Home. In addition, dividends, loans and advances from some subsidiaries to KB Home may be subject to certain contractual, statutory or regulatory restrictions, are contingent upon the results of operations of those subsidiaries and are subject to various business considerations. See "-- Senior Subordinated Debt" below.

SENIOR SUBORDINATED DEBT

     The Notes will be subordinated in right of payment, to the extent and in the manner set forth in the Indenture, to all "Senior Indebtedness" (as defined in the accompanying prospectus under "Description of the Debt
Securities -- Senior Subordinated Debt") of KB Home. See "Description of the Debt Securities -- Senior Subordinated Debt" in the prospectus. The Notes will rank pari passu with KB Home's 9 3/8% Senior Subordinated Notes due 2003 (until redeemed on or about December 31, 2001), 9 5/8% Senior Subordinated Notes due 2006 and 9 1/2% Senior Subordinated Notes due 2011. As of August 31, 2001, on a pro forma basis after giving effect to the issuance of the Notes and the application of $175.0 million of the estimated net proceeds to redeem all of KB Home's outstanding 9 3/8% Senior Subordinated Notes due 2003, KB Home would have had approximately $575 million of senior subordinated indebtedness outstanding and approximately $586 million of Senior Indebtedness outstanding.

     In addition, the Notes offered hereby will be effectively subordinated to all existing and future indebtedness, trade payables, guarantees and other liabilities, whether or not for borrowed money, of KB Home's consolidated subsidiaries, which liabilities totaled approximately $1.09 billion, excluding collateralized mortgage obligations of $24 million and intercompany liabilities, at August 31, 2001.

     Although the Indenture contains limitations on the amount of Indebtedness that KB Home and its Restricted Subsidiaries may incur, KB Home and its subsidiaries will retain the ability to incur substantial additional indebtedness. The Indenture provides that KB Home will not issue any Debt which is expressly subordinated in right of payment to any other Debt of KB Home and which is not expressly made pari passu with, or subordinated in right of payment to, the Notes. See "Risk Factors -- The notes will be subordinated in right of payment to our existing and future Senior Indebtedness and will be effectively subordinated to the liabilities of our subsidiaries."

OPTIONAL REDEMPTION

     At any time prior to December 15, 2004, KB Home at its option may redeem Notes in an aggregate principal amount equal to up to 35% of the original aggregate principal amount of the Notes (including any Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings, at any time or from time to time, at a redemption price equal to 108.625% of the principal amount plus accrued interest to the date fixed for redemption (provided that payments of interest becoming due on or prior to a redemption date will be payable to the Holders of the Notes at the close of business on the relevant record date); provided that Notes (including any Additional Notes) with an aggregate principal amount equal to at least $130.0 million remain outstanding after each such redemption; and provided, further, that notice of any such redemption is mailed within 60 days after the closing date of the applicable Equity Offering and in any event not less than 30 nor more than 60 days prior to the applicable redemption date, all in accordance with the requirements of the Indenture.

     If less than all of the Notes are called for redemption, the Trustee shall select, in such manner as it deems appropriate and fair, the Notes (or portions thereof) to be redeemed.

     The Notes are not otherwise redeemable at the option of KB Home.

CERTAIN COVENANTS

  Change of Control

     If at any time there occurs a Change of Control with respect to KB Home, each Holder of Notes will have the right, at such Holder's option, to require KB Home to repurchase all of such Holder's Notes, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Change of Control Repurchase Date") that is 30 Change of Control Business Days after the date of the Change of Control at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Repurchase Date (the "Change of Control Repurchase Price").

     Within 15 Change of Control Business Days after the occurrence of a Change of Control, KB Home or, at the request of KB Home, the Trustee will mail to all Holders of the Notes a notice (the "Change of Control Notice") of the occurrence of such Change of Control and of KB Home's offer to repurchase Notes pursuant to the repurchase right arising as a result thereof. Such notice will contain instructions and materials necessary to enable Holders to tender their Notes to KB Home.

     Any offer to repurchase Notes following a Change of Control will be conducted in compliance with applicable securities laws and regulations, including but not limited to Section 14(e) of the Exchange Act (and the rules thereunder) and other applicable tender offer rules.

     KB Home's Existing Credit Facilities permit the banks party thereto to require that KB Home repay all indebtedness thereunder, and KB Home's 7 3/4% Senior Notes, 9 5/8% Senior Subordinated Notes, 9 3/8% Senior Subordinated Notes and 9 1/2% Senior Subordinated Notes permit the holders thereof to require KB Home to repurchase the 7 3/4% Senior Notes, the 9 5/8% Senior Subordinated Notes, the 9 3/8% Senior Subordinated Notes and 9 1/2% Senior Subordinated Notes upon the occurrence of a "Change of Control" (or, in the case of the Existing Credit Facilities, specified events which are generally similar to those that would constitute a Change of Control). Although KB Home would be obligated to repurchase all Notes tendered by the Holders thereof if a Change of Control were to occur, and the failure of KB Home to repurchase those Notes would constitute a default with respect to the Notes, there can be no assurance that KB Home would have sufficient funds to do so in view of, among other things, the change of control provisions and the restrictive covenants and acceleration provisions under the Existing Credit Facilities, the 7 3/4% Senior Notes, the 9 5/8% Senior Subordinated Notes, the 9 3/8% Senior Subordinated Notes and 9 1/2% Senior Subordinated Notes. See "Risk Factors -- Our ability to repurchase the notes following a change of control event may be limited."

     A "Change of Control" shall be deemed to have occurred at such time as either of the following events shall occur:

          (1) there shall be consummated any consolidation or merger of KB Home in which KB Home is not the continuing or surviving corporation or pursuant to which KB Home's Voting Stock would be converted into cash, securities or other property, other than a merger of KB Home in which the holders of KB Home's Voting Stock immediately prior to the merger have the same or greater proportionate ownership, directly or indirectly, of the Voting Stock of the surviving corporation immediately after such merger as they had of KB Home's Voting Stock immediately prior to such merger; or

          (2) there is a report filed by any Person, including its Affiliates and Associates, on Schedule 13D or TO (or any successor schedule, form or report) pursuant to the Exchange Act, disclosing that such Person (for the purposes of this definition only, the term "Person" shall include a "person" within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the voting power of KB Home's Voting Stock then outstanding;

provided, however, that a Person shall not be deemed beneficial owner of, or to own beneficially,

          (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange thereunder, or

          (B) any securities if such beneficial ownership (x) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Exchange Act, and (y) is not also then reportable on Schedule 13D (or any successor schedule, form or report) under the Exchange Act.

     Notwithstanding the foregoing provisions, a Change of Control shall not be deemed to have occurred if at any time KB Home, any Subsidiary of KB Home, any employee stock ownership plan or any other employee benefit plan of KB Home or any Subsidiary of KB Home, or any Person holding KB Home Voting Stock for or pursuant to the terms of any such employee benefit plan, files or becomes obligated to file a report under or in response to Schedule 13D or Schedule TO (or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of shares of Voting Stock, whether in excess of 50% or otherwise.

     "7 3/4% Senior Notes" means KB Home's 7 3/4% Senior Notes due 2004 issued under an indenture dated as of October 14, 1997 between KB Home and SunTrust Bank.

     "9 5/8% Senior Subordinated Notes" means KB Home's 9 5/8% Senior Subordinated Notes due 2006 issued under the Indenture.

     "9 1/2% Senior Subordinated Notes" means KB Home's 9 1/2% Senior Subordinated Notes due 2011 issued under the Indenture.

     "9 3/8% Senior Subordinated Notes" means KB Home's 9 3/8% Senior Subordinated Notes due 2003 issued under an indenture dated as of May 1, 1993 between KB Home and The First National Bank of Boston.

     "Associate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on February 8, 2001.

     "Change of Control Business Day" means a day on which banking institutions are not authorized or required by law or regulation to close in The City of New York.

     "Voting Stock" means, with respect to any Person, the capital stock of such Person having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

  Limitation on Incurrence of Additional Indebtedness

     KB Home will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, extend the maturity of or in any other manner become liable with respect to, or otherwise become responsible for the payment of (collectively, "incur"), any Indebtedness unless after giving effect to the incurrence thereof and the receipt and application of the net proceeds therefrom either:

          (1) the Consolidated Fixed Charge Coverage Ratio of KB Home (determined on a pro forma basis for the last four fiscal quarters of KB Home for which financial statements are available at the date of determination) is at least 2.0 to 1 or

          (2) the ratio of Indebtedness of KB Home and its Restricted Subsidiaries to Consolidated Net Worth of KB Home is less than 3.5 to 1.

     Notwithstanding the foregoing, KB Home and its Restricted Subsidiaries may incur:

          (1) Refinancing Indebtedness;

          (2) Non-Recourse Indebtedness incurred for the acquisition or improvement of real property and secured by mortgage Liens on such real property or improvements;

          (3) Indebtedness to KB Home or to Restricted Subsidiaries;

          (4) Indebtedness under the 2000 Revolving Credit Facility included in the Existing Credit Facilities in an aggregate principal amount at any one time of not more than $739.1 million; and

          (5) Excluded Debt.

  Limitation on Restrictions on Distributions from Restricted Domestic Subsidiaries

     KB Home will not, and will not permit any of its Restricted Domestic Subsidiaries to, directly or indirectly, create, assume or otherwise cause or permit to exist or to become effective any consensual encumbrance or restriction on the ability of any Restricted Domestic Subsidiary to:

          (1) pay dividends or make any other distributions on its Capital Stock or on any other interest or participation in, or measured by, its profits, owned by KB Home or any of its other Restricted Subsidiaries, or pay interest on or principal of any Indebtedness owed to KB Home or any of its other Restricted Subsidiaries;

          (2) make loans or advances to KB Home or any of its other Restricted Subsidiaries; or

          (3) transfer any of its properties or assets to KB Home or any of its other Restricted Subsidiaries,

except for (i) encumbrances or restrictions on the payment of cash by any Restricted Domestic Subsidiary which do not exceed $10,000 in the aggregate and
(ii) encumbrances or restrictions existing or created under or by reason of:

             (a) applicable law;

             (b) covenants or restrictions contained in Existing Indebtedness;

             (c) customary provisions restricting subletting or assignment of any contract or of any lease governing a leasehold interest of KB Home or any Restricted Domestic Subsidiary;

             (d) restrictions under any instrument creating or evidencing any Acquired Indebtedness that was permitted to be incurred pursuant to the Indenture and the Notes and which (I) only apply to assets that were subject to such restrictions and encumbrances prior to the acquisition of such assets by KB Home or its Restricted Domestic Subsidiaries and
        (II) were not created in connection with, or in contemplation of, such acquisition;

             (e) restrictions replacing those permitted by clause (b) or (d) which are not more restrictive than, and do not extend to any Persons or assets other than the Persons or assets subject to, the restrictions and encumbrances so replaced;

             (f) restrictions under any instrument creating or evidencing any Refinancing Indebtedness which are not more restrictive than those under, and do not extend to any Persons or assets other than the Persons or assets subject thereto under, the instrument creating or evidencing the Indebtedness being refunded, extended or refinanced by such Refinancing Indebtedness;

             (g) any Permitted Lien or any agreement restricting the sale or other disposition of property securing Indebtedness permitted by the Indenture and the Notes if such Permitted Lien or agreement, as the case may be, does not by its terms expressly restrict the ability of a Restricted Domestic Subsidiary of KB Home to make any of the dividends, payments, distributions, loans, advances or transfers referred to in clauses (1), (2) or (3) above;

             (h) reasonable and customary borrowing base covenants set forth in credit agreements evidencing Indebtedness otherwise permitted by the Indenture and the Notes, which covenants restrict or limit the distribution of revenues or sale proceeds from real estate or a real estate project based upon the amount of Indebtedness outstanding on such real estate or real estate project and the value of some or all of the remaining real estate or the project's remaining assets;

             (i) customary agreements entered into in the ordinary course of business restricting the ability of a joint venture to make distributions or payments of cash or property to participants in such joint venture; or

             (j) the Existing Credit Facilities or a Substitute Credit Facility but only so long as no such encumbrance or restriction under the Existing Credit Facilities or a Substitute Credit Facility by its terms expressly restricts the ability of a Restricted Domestic Subsidiary of KB Home to make any of the dividends, payments, distributions, loans, advances or transfers referred to in clauses (1), (2) or (3) above (it being understood that covenants requiring or having the effect of requiring the maintenance of a specified level of net worth which do not by their terms expressly restrict the ability of a Restricted Domestic Subsidiary of KB Home to make any such dividends, payments, distributions, loans, advances or transfers referred to in clauses (1),
        (2) or (3) above shall be permitted under this clause (j)).

  Limitation on Restricted Payments

     KB Home will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect thereto,

          (1) a Default or an Event of Default shall have occurred and be continuing; or

          (2) the aggregate amount of Restricted Payments (the amount of any Restricted Payment, if other than in cash, to be determined by the Board of Directors of KB Home, whose reasonable determination shall be conclusive and evidenced by a Board Resolution certified by an Officers' Certificate and filed with the Trustee) made by KB Home and its Restricted Subsidiaries from and after the date of the Indenture would exceed the sum of (a) 50% of the Consolidated Net Income of KB Home accrued on a cumulative basis for the period commencing on September 1, 1996 (the "Commencement Date") and ending on the last day (the "Reference Day") of KB Home's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, in the event such Consolidated Net Income as so determined on a cumulative basis shall be a deficit, minus 100% of such deficit), (b) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be determined by a majority of the disinterested members of the full Board of Directors of KB Home, whose reasonable determination shall be conclusive and evidenced by a Board Resolution certified by an Officers' Certificate and filed with the Trustee), received by KB Home from any Person (other than a Restricted Subsidiary) after the Commencement Date and on or prior to the Reference Date from the issue or sale of Qualified Capital Stock of KB Home, or any options, warrants or other rights (other than convertible or exchangeable debt securities except as provided below) to purchase Qualified Capital Stock of KB Home, or from the issuance or sale of debt securities of KB Home which are converted into or exchanged for Qualified Capital Stock of KB Home, and (c) $100 million; or

          (3) KB Home would be unable to incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness";

provided, however, that the foregoing provisions shall not prevent (a) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if the payment would have complied with the foregoing provisions on the date of such declaration or (b) the repurchase or redemption of shares of Capital Stock from any officer, director or employee of KB Home or its Restricted Subsidiaries whose employment has been terminated or who has died or become disabled in an aggregate amount not to exceed $5,000,000 for any fiscal year of KB Home; provided that amounts paid pursuant to this clause (b) shall reduce amounts available for future Restricted Payments.

  Mergers and Sales of Assets

     KB Home will not merge or consolidate with or into any other Person and will not sell, lease or convey all or substantially all of its assets to any other Person, unless:

          (1) either KB Home shall be the continuing corporation, or the successor corporation or the Person that acquires by sale, lease or conveyance all or substantially all the assets of KB Home shall be a corporation organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume the due and punctual payment of the principal of and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions in the Indenture and the Notes to be performed or observed by KB Home, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation,

          (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing,

          (3) immediately after giving effect to such transaction, KB Home or such corporation, as the case may be, would be able to incur at least $0.50 of additional Indebtedness pursuant to the first paragraph of the covenant described under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness", and

          (4) KB Home shall have delivered to the Trustee an Officers' Certificate and Opinion of Counsel, each stating that such transaction and such supplemental indenture comply with the Indenture and the Notes, and that all conditions precedent relating to such transaction have been complied with.

Upon the assumption of KB Home's obligation by such a corporation in such circumstances, KB Home shall (except in the case of a lease) be discharged from all obligations under the Notes and the Indenture.

  Limitations on Transactions with Officers, Directors and Employees

     KB Home will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly,

          (1) make any loan, advance, guarantee or capital contribution to, or for the benefit of, or

          (2) sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or

          (3) purchase or lease any property or assets from, or

          (4) enter into or amend any contract, agreement or understanding with, or for the benefit of,

             (a) any officer, director or employee of KB Home,

             (b) any officer, director or employee of a Subsidiary of KB Home (provided that clause (4) above shall not apply with respect to this clause (b)) or

             (c) any former officer or director of KB Home or any of its Subsidiaries who owns, directly or indirectly, 7.5% or more of the voting power of the Common Stock of KB Home

(each an "Affiliate Transaction"), except on terms that are no less favorable to KB Home or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's length basis from a Person that is not such an officer, director or employee.

     Notwithstanding the foregoing, the term "Affiliate Transaction" shall not include any transaction with an officer, director or employee of KB Home or of any Subsidiary of KB Home in their capacity as officer, director or employee entered into in the ordinary course of business or which is consistent with past practice (including compensation and employee benefit arrangements with any officer, director or employee of KB Home or of any Subsidiary of KB Home) and shall not include the acquisition by any officer, director or employee of KB Home of any securities of KB Home in the open market in arm's length transactions.

  Limitation on Investments in Restricted Foreign Subsidiaries, Unrestricted Subsidiaries and Equity Method Persons

     KB Home will not, and will not permit any of its Restricted Domestic Subsidiaries to, directly or indirectly, make any Investment in any Restricted Foreign Subsidiary, Unrestricted Subsidiary or Equity Method Person (each, a "Subject Entity") if, after giving effect thereto, the aggregate amount of all such Investments made after the date of the Indenture would exceed the sum of:

          (1) $110 million,

          (2) the aggregate amount of cash dividends and distributions received by KB Home after the date of the Indenture from Subject Entities,

          (3) in the case of any such Investment made after the date of the Indenture as a loan or advance to, or purchase (or other acquisition for consideration) of Indebtedness or other debt securities of, a Subject Entity, the amount of all cash repayments of principal of such loans, advances, Indebtedness or debt securities paid to KB Home or any of its Restricted Domestic Subsidiaries (or to a Person designated by KB Home or any of its Restricted Domestic Subsidiaries, which Person is not a Subsidiary or Affiliate of KB Home) by such Subject Entity,

          (4) in the case of any such Investment made after the date of the Indenture as a capital contribution to, or purchase (or other acquisition for consideration) of Capital Stock or other equity securities of, a Subject Entity, the aggregate cash amount paid to KB Home or any of its Restricted Domestic Subsidiaries (or to a Person designated by KB Home or any of its Restricted Domestic Subsidiaries, which Person is not a Subsidiary or Affiliate of KB Home) by such Subject Entity as a return of such capital or to repurchase such Capital Stock or other equity securities (not to exceed the respective amount paid to purchase such Capital Stock or equity securities), and

          (5) in the case of any other such Investment made in a Subject Entity after the date of the Indenture, the cash amount paid to KB Home or any of its Restricted Domestic Subsidiaries (or to a Person designated by KB Home or any of its Restricted Domestic Subsidiaries, which Person is not a Subsidiary or Affiliate of KB Home) by such Subject Entity as a repayment or reimbursement of such Investment.

EVENTS OF DEFAULT

     An Event of Default with respect to the Notes will be defined as any of the following:

          (1) default for 30 days in the payment of any interest on the Notes when due;

          (2) default in the payment of any principal of the Notes when due, either at maturity, upon redemption at the option of KB Home or repurchase at the option of the Holders, by declaration of acceleration or otherwise;

          (3) default in the observance or performance by KB Home of any of its other covenants or agreements contained in the Indenture (other than a covenant or agreement contained in the Indenture solely for the benefit of a series of Debt Securities other than the Notes) or the Notes for 60 days (or for 10 days in the case of any of the other covenants described above under "Description of the Notes -- Certain Covenants -- Change of Control") after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

          (4) a default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced any Indebtedness (other than Non-Recourse Indebtedness) of KB Home or any Restricted Subsidiary, whether such Indebtedness existed on the Closing Date or shall be created thereafter, if (a) such default results from the failure to pay any such Indebtedness when due (provided that no such failure to pay Indebtedness when due shall be deemed to have occurred so long as KB Home or such Restricted Subsidiary, as the case may be, shall be contesting whether such Indebtedness is due in good faith by appropriate proceedings) or as a result of such default the maturity of such Indebtedness has been accelerated prior to its expressed maturity and (b) the sum of (x) the principal amount of such Indebtedness plus (y) the aggregate principal amount of all other such Indebtedness in default for failure to pay any such Indebtedness when due or the maturity of which has been so accelerated, equals $20,000,000 or more, individually, or $40,000,000 or more, in the aggregate, without such Indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 30 days after notice to KB Home from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding; and

          (5) certain events of bankruptcy, insolvency or reorganization relating to KB Home or any of its Restricted Significant Subsidiaries.

     The Indenture provides that, if an Event of Default shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of all Notes and interest accrued thereon, if any, to be due and payable immediately. Upon specified conditions that declaration may be annulled and past defaults may be waived by the Holders of a majority in principal amount of the Notes then outstanding.

     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the Holders of the Notes against costs, expenses and liabilities that might be incurred by the Trustee before proceeding to exercise any right or power under the Indenture at the request of those Holders. Subject to those provisions in the Indenture for the indemnification of the Trustee and other limitations, the Holders of a majority in principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     The Indenture provides that no Holder of Notes may institute any action against KB Home under the Indenture, except actions for payment of overdue principal or interest, unless that Holder previously shall have given to the Trustee written notice of default and continuance of that default and unless the Holders of not less than 25% in principal amount of the Notes then outstanding shall have requested the Trustee to institute that action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted that action within 60 days of that request and the Trustee shall not have received any direction inconsistent with that written request by the Holders of a majority in principal amount of the Notes then outstanding.

DEFEASANCE AND DISCHARGE

     KB Home may be discharged from its obligation to comply with the covenants described above, including its obligation to offer to repurchase Notes following a Change of Control, and also may be discharged from all of its obligations under the Indenture, including such covenants and its obligations to pay the principal of and interest on the Notes, as set forth below.

     KB Home may discharge its obligations under the Indenture (excluding its obligation to pay principal and interest on the Notes when due and certain other obligations under the Indenture, but including its obligations under the covenants described under "Certain Covenants") relating to the Notes that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or are scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or U.S. Government Obligations, or a combination, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption or repayment at the option of the Holder) the principal and interest on the Notes.

     KB Home may also discharge its obligations to Holders of the Notes (including its obligations to pay the principal and interest thereon and its obligations under the Indenture, including the covenants described above under "Certain Covenants") ("defeasance"), but will remain obligated, among other things, to register the transfer or exchange of the Notes, to replace any mutilated, destroyed, lost, or stolen Notes and to maintain an office or agency in respect of the Notes and certain other obligations. KB Home may instead be discharged with respect to the Notes from the obligations imposed by the covenants described above under "Certain Covenants" (other than its obligation to pay the principal of and interest on the Notes when due), and omit to comply with each such covenant (other than as aforesaid) without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance of the Notes may be effected only if, among other things:

          (1) KB Home irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption or repayment at the option of the Holders) the principal of and interest on all outstanding Notes;

          (2) KB Home delivers to the Trustee an opinion of counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such Holders' United States federal income tax treatment of principal and interest payments on the Notes; and

          (3) (a) no event or condition shall exist that, pursuant to certain provisions described in the accompanying prospectus under "Description of the Debt Securities -- Senior Subordinated Debt", would prevent KB Home from making payments of principal and interest on the Notes at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after such deposit date and

                    (b) KB Home delivers to the Trustee an opinion of counsel to the effect that (1) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (2) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, except that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of KB Home, then the Trustee and the Holders of the Notes would be entitled to certain rights as secured creditors in such trust funds.

MODIFICATION OF THE INDENTURE

     The Indenture provides that KB Home and the Trustee may enter into supplemental indentures without the consent of the Holders of the Notes as described in the accompanying prospectus in the first paragraph under "Description of the Debt Securities -- Modification of the Indentures". In addition, the Indenture contains provisions permitting KB Home and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Notes then outstanding, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture insofar as it relates to the Notes or modify in any manner the rights of the Holders of the Notes. However, the Notes will provide that KB Home and the Trustee may not, without the consent of the Holder of each outstanding Note affected thereby,

          (1) extend the stated maturity of any Note or any date on which the Change of Control Repurchase Price is payable or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption or repurchase thereof, or make the principal thereof, or premium, if any, or interest thereon payable in any coin or currency other than that provided in the Notes or in accordance with the terms thereof, or modify the percentage of Holders required to waive any default or rescind and annul any declaration of acceleration, or impair the right to institute suit for the enforcement of any payment on any Note when due or any right of repayment, repurchase or redemption at the option of the Holder thereof, or

          (2) reduce the aforesaid percentage of Notes, the consent of the Holders of which is required for any such modification.

CERTAIN DEFINITIONS

     "2000 Revolving Credit Facility" means the 2000 Revolving Loan Agreement, dated as of October 3, 2000, among KB Home, the banks party thereto, Bank of America, N.A., as administrative agent, Credit Lyonnais Los Angeles Branch, as syndication agent, Bank One, NA, as documentation agent, and Banc of America Securities LLC, as lead arranger and sole book manager, and any credit facility which is an extension, renewal or replacement thereof.

     "Acquired Indebtedness" means:

          (1) with respect to any Person (except a Person formed or organized by or on behalf of KB Home for purposes other than to act as an acquisition vehicle) that becomes a Subsidiary of KB Home after the date of the Indenture, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Subsidiary of KB Home that was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of KB Home,

          (2) with respect to KB Home or any of its Subsidiaries, any Indebtedness incurred by KB Home or any of its Subsidiaries in connection with the acquisition of an asset from another Person after the date of the Indenture that was not incurred in connection with, or in contemplation of, such acquisition.

     "Additional Notes" means Notes, if any, originally issued under the Indenture after the Closing Date and which are of the same series as the Notes issued on the Closing Date.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Capital Lease" means with respect to any Person at any date, any lease of property the liability under which, in accordance with generally accepted accounting principles, is required to be capitalized on such person's balance sheet or for which the amount of the liability thereunder is required to be disclosed in a note to such balance sheet.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) in or of the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person.

     "Capitalized Lease Obligation" means an obligation under a Capital Lease and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP.

     "Closing Date" means December 14, 2001.

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to:

          (1) vote in the election of directors of such Person or

          (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Adjusted Net Income" of KB Home means, for any period, the Consolidated Net Income of KB Home and its Restricted Subsidiaries for such period, provided that

          (1) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and

          (2) the Net Income of any Person which is not a Restricted Subsidiary or is an Equity Method Person shall be included only to the extent of the amount of cash dividends or distributions paid by it to KB Home or a Restricted Subsidiary during such period.

     "Consolidated Fixed Charge Coverage Ratio" means, for any period, the ratio of:

          (1) the sum, without duplication, of Consolidated Adjusted Net Income, Consolidated Interest Expense (but only to the extent that such Consolidated Interest Expense reduces such Consolidated Adjusted Net Income for such period), Consolidated Tax Expense, depreciation and amortization (including, without limitation, previously capitalized interest amortized to cost of sales), in each case for such period, of KB Home and its Restricted Subsidiaries (determined on a consolidated basis in accordance with GAAP) to

          (2) Consolidated Interest Expense of KB Home and its Restricted Subsidiaries for such period;

provided, however, that in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period unless such interest rate has been fixed by hedging or other similar contracts or agreements, in which case such interest rate shall be deemed to be equal to such fixed rate of interest.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on a consolidated income statement of KB Home and its Restricted Subsidiaries (including, but not limited to, imputed interest on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than previously capitalized interest amortized to cost of sales)) plus, without duplication, all capitalized interest of KB Home and its Restricted Subsidiaries for such period and all interest incurred or paid by KB Home or any of its Restricted Subsidiaries under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of KB Home for such period, in each case determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" of KB Home means, for any period, the consolidated Net Income of KB Home and its Restricted Subsidiaries for such period, determined in accordance with GAAP.

     "Consolidated Net Worth" means the consolidated shareholders' equity of KB Home; provided that, for purposes of computing Consolidated Net Worth, all Subsidiaries of KB Home whose accounts are consolidated with those of KB Home under GAAP shall be treated as if they were Wholly Owned Subsidiaries of KB Home, whether or not they are in fact Wholly Owned Subsidiaries of KB Home.

     "Consolidated Tax Expense" of KB Home means, for any period, the consolidated federal, state, local and foreign tax expense of KB Home and its Restricted Subsidiaries for such period, determined in accordance with GAAP.

     "Default" means any event or condition which is or, with notice or lapse of time or both, would be an Event of Default.

     "Disqualified Capital Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable other than solely for Qualified Capital Stock, pursuant to a sinking fund obligation or otherwise, or is redeemable or required to be repurchased or repaid at the option of the holder thereof for consideration other than solely for Qualified Capital Stock, in whole or in part, on or prior to the final maturity date of the Notes; provided that, in the case of any Restricted Domestic Subsidiary through which KB Home conducts any real estate joint venture, the fact that any participant in such joint venture who holds Capital Stock of such Restricted Domestic Subsidiary may have the right, pursuant to a "buy-sell" agreement or similar arrangement, to require that KB Home or any other

Subsidiary of KB Home purchase such Capital Stock from such joint venturer, shall not cause such Capital Stock to be deemed Disqualified Capital Stock.

     "Equity Method Person" means, as of any date of determination, any Person (other than a Subsidiary of KB Home) which is or is required to be accounted for by KB Home by the equity method of accounting in KB Home's consolidated financial statements in accordance with GAAP.

     "Equity Offering" means any public or private sale of Common Stock of KB Home (excluding Disqualified Capital Stock), other than public offerings with respect to KB Home Common Stock registered on Form S-8 (or any successor form).

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Excluded Debt" means any Indebtedness of KB Home or its Restricted Subsidiaries which is:

          (1) subordinated (subject to the rights of holders of Senior Indebtedness) in right of payment to the Notes (upon liquidation or otherwise) at least to the extent that the Notes are subordinated to the Senior Indebtedness and

          (2) matures after, and is not redeemable mandatorily or at the option of the holder thereof prior to, the final maturity date of the Notes.

     "Existing Credit Facilities" means the 2000 Revolving Credit Facility and the 2000 Term Loan Agreement, dated as of October 3, 2000, among KB Home, the banks party thereto, Bank of America N.A., as administrative agent, Credit Lyonnais Los Angeles Branch, as syndication agent, Bank One, NA, as documentation agent, and Banc of America Securities LLC, as lead arranger and sole book manager, and any credit facility which is an extension or renewal thereof (including, in each case, any increase in the amount of credit available thereunder).

     "Existing Indebtedness" means all Indebtedness of KB Home and its Restricted Subsidiaries that is outstanding on the Closing Date.

     "GAAP" means generally accepted accounting principles as in effect and implemented by KB Home from time to time.

     A "guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness of any other Person including, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person to purchase or pay principal of or interest on (or advance or supply funds or pledge assets for the purchase or payment of or payment of interest on) Indebtedness of such other Person (whether by agreement to provide additional capital or to maintain financial condition or other similar agreement).

     "incur" has the meaning set forth under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness".

     "Indebtedness" means:

          (1) any liability of any Person (a) for borrowed money or for the deferred purchase price of property or services (other than current liabilities, including Trade Payables, arising in the ordinary course of business) or which is evidenced by a note, bond, debenture or similar instrument, and which would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP, or
     (b) for the payment of money relating to a Capitalized Lease Obligation;

          (2) any liability of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), but this clause (2) does not include letters of credit provided in the ordinary course of business and securing performance (and not financial) obligations and performance, completion, surety or similar bonds or obligations provided in the ordinary course of business;

          (3) any liability or obligation of others described in clause (1) or
     (2) with respect to which such Person has made a guarantee or similar arrangement, directly or indirectly (to the extent of such guarantee or arrangement), but this clause (3) does not include obligations in respect of banker's acceptances and performance, completion, surety or similar bonds or obligations provided in the ordinary course of business; and

          (4) all Indebtedness of others secured by a Lien (other than assessment district and similar Liens arising in connection with municipal financings) on any asset of such Person, whether or not such Indebtedness is assumed by such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations described above and the maximum liability of such Person for any such contingent obligations at such date. To the extent such Person guarantees the obligation of another Person to pay interest on Indebtedness owed by such other Person, then a designated percentage of the interest guaranteed or the principal amount of the underlying Indebtedness, as the case may be, shall be deemed Indebtedness of the referent Person. For purposes of this definition, the amount of such deemed Indebtedness of the referent Person shall be equal to the lesser of (a) the aggregate principal amount of the underlying Indebtedness relating to such interest guarantee and (b) the aggregate amount of interest due and payable over the term of such Indebtedness (or the term of the Notes, if shorter) determined based upon the rate of interest in effect as of the date of such determination, together with the maximum prepayment premium or penalty which could become due or payable with respect to such Indebtedness if such Indebtedness were prepaid prior to the maturity of the Notes.

     "Investment" of any Person means:

          (1) all investments by such Person in any other Person in the form of loans, advances or capital contributions,

          (2) all payments of Indebtedness or other obligations of any other Person by such Person,

          (3) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person, and

          (4) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or other similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including, without limitation, any conditional sale or other title retention agreement and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statute) of any jurisdiction).

     "Mortgage Finance Subsidiary" means Kaufman and Broad Mortgage Company, an Illinois corporation.

     "Net Cash Proceeds" means the cash proceeds received by KB Home from any Equity Offering, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, excluding, however,

          (1) any gain (but not loss) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale and leaseback transactions) of any real property or equipment of such Person which is not sold or otherwise disposed of in the ordinary course of business, and

          (2) any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of such Person or any of its Restricted Subsidiaries owned by such Person.

     "Non-Recourse Indebtedness" means Indebtedness secured by a Lien on property to the extent that the liability for such Indebtedness (and any interest thereon) is limited to the security of such property without liability on the part of KB Home or any of its Subsidiaries for any deficiency, including liability by reason of any agreement by KB Home or any of its Subsidiaries to provide additional capital or maintain the financial condition of or otherwise support the credit of the Person incurring such Indebtedness.

     "Notes" means the 8 5/8% Senior Subordinated Notes due 2008 of KB Home issued under the Indenture, including, without limitation, any Additional Notes which may be issued.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "principal", whenever used with reference to the Notes or any Note or any portion thereof, shall be deemed to include "and premium, if any".

     "Qualified Capital Stock" means Capital Stock other than Disqualified Capital Stock.

     "Refinancing Indebtedness" means Indebtedness that solely refunds, refinances or extends, and is incurred within six months of the scheduled maturity date or a mandatory repurchase date or optional redemption date of, any Notes, Existing Indebtedness (excluding any Existing Indebtedness repaid with the proceeds from the sale of the Notes) or other Indebtedness incurred by KB Home or its Restricted Subsidiaries pursuant to the terms of the Indenture and the Notes, but only to the extent that:

          (1) if the Indebtedness being refunded, refinanced or extended is subordinated to the Notes, the Refinancing Indebtedness is also subordinated to the Notes at least to the extent and in the manner as such Indebtedness,

          (2) if the Indebtedness being refunded, refinanced or extended is subordinated to the Notes, the Refinancing Indebtedness (a) is scheduled to mature either no earlier than the Indebtedness being refunded, refinanced or extended or after the scheduled maturity date of the Notes and (b) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refunded, refinanced or extended,

          (3) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended and

          (4) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended except that (a) KB Home may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Restricted Subsidiary and (b) any Restricted Subsidiary may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any other Restricted Subsidiary.

     "Restricted Domestic Subsidiary" means, as of any date of determination, a Restricted Subsidiary

          (1) that is organized under the laws of the United States of America or any state thereof or the District of Columbia and

          (2) the majority of the assets of which (as reflected on a balance sheet of such Subsidiary prepared in accordance with GAAP) is located in the United States of America.

     "Restricted Foreign Subsidiary" means, as of any date of determination, a Restricted Subsidiary that is not a Restricted Domestic Subsidiary.

     "Restricted Payment" means, with respect to any Person,

          (1) the declaration or payment of any dividend or the making of any other payment or distribution of cash, securities or other property in respect of such Person's Capital Stock or in respect of any warrants, options or other rights (other than convertible or exchangeable debt securities of such Person) to purchase or acquire such Person's Capital Stock (except that a dividend payable solely in Qualified Capital Stock of KB Home shall not constitute a Restricted Payment),

          (2) any payment on account of the purchase, redemption, retirement or other acquisition for value of such Person's Capital Stock or any warrants, options or other rights (other than convertible or exchangeable debt securities of such Person) to purchase or acquire such Person's Capital Stock, or any other payment or distribution made in respect thereof, either directly or indirectly, or

          (3) any principal payment, redemption, repurchase, defeasance or other acquisition or retirement, prior to scheduled principal payment or scheduled maturity, of Indebtedness (other than collateralized mortgage obligations issued by Subsidiaries of the Mortgage Finance Subsidiary) of KB Home or any of its Subsidiaries which is subordinated in right of payment to the Notes;

provided, however, that with respect to KB Home and its Restricted Subsidiaries, Restricted Payments shall not include:

             (a) any payment described in clause (1) or (2) above made to KB Home or any of its Restricted Subsidiaries by any of KB Home's other Restricted Subsidiaries,

             (b) any exchange offer, but only to the extent KB Home exchanges solely Capital Stock of KB Home (other than Disqualified Capital Stock) for Indebtedness of KB Home or a Restricted Subsidiary in such exchange offer or

             (c) any redemption, repurchase or retirement of Indebtedness (the Indebtedness being so redeemed, repurchased or retired being hereinafter called "Subject Indebtedness") described in clause (3) above if made from the proceeds of Indebtedness which (x) is subordinated to the Notes to the same extent as the Subject Indebtedness, (y) is scheduled to mature either no earlier than the Subject Indebtedness or after the scheduled maturity date of the Notes and (z) has a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Subject Indebtedness.

     "Restricted Significant Subsidiary" means any Restricted Subsidiary which is a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (as such Regulation S-X was in effect on June 1, 1996).

     "Restricted Subsidiary" means a Subsidiary of KB Home which is not, as of the determination date, an Unrestricted Subsidiary.

     "Subsidiary" of any Person means:

          (1) any corporation of which at least a majority of the aggregate voting power of the Common Stock of which is owned by such Person, directly or through one or more other Subsidiaries of such Person, and

          (2) any entity other than a corporation at least a majority of the Common Stock of which is owned by such Person, directly or through one or more other Subsidiaries of such Person.

     "Substitute Credit Facility" means any credit facility of KB Home which is created subsequent to the Closing Date and which replaces all or part of the Existing Credit Facilities or a Substitute Credit Facility (and which may provide for an increase in the amount of credit available thereunder), so long as KB Home is the borrower under such Substitute Credit Facility.

     "Unrestricted Subsidiary" means:

             (a) the Mortgage Finance Subsidiary,

             (b) any Subsidiary of the Mortgage Finance Subsidiary on the Closing Date,

             (c) any other Subsidiary of KB Home which is designated as an Unrestricted Subsidiary by KB Home's Board of Directors, as provided below, and

             (d) any Subsidiary of an Unrestricted Subsidiary;

provided that, in each case referred to in clause (a), (b), (c) or (d), the creditors of such Subsidiary have no direct or indirect recourse (including, but not limited to, recourse with respect to the payment of principal of or interest on Indebtedness of such Subsidiary) to KB Home or any of its Restricted Subsidiaries.

The Board of Directors of KB Home may designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided that no such designation shall result in any Restricted Subsidiary becoming a Subsidiary of any Unrestricted Subsidiary; and provided, further that:

          (1) any such designation shall be deemed to be an incurrence by KB Home and its Restricted Subsidiaries, as of the date of such designation, of the consolidated Indebtedness (if any) of such designated Subsidiary and its Subsidiaries (if any) which are or are being designated as Restricted Subsidiaries, determined in accordance with GAAP, for purposes of the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness," and

          (2) immediately after giving effect to such designation and the deemed incurrence of any such additional Indebtedness (A) no Default or Event of Default shall have occurred and shall be continuing, (B) KB Home could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness" and (C) without limitation to clause (A) above, such designated Subsidiary and its Subsidiaries (if any) which are or are being designated as Restricted Subsidiaries are in compliance with the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Restrictions on Distributions from Restricted Domestic Subsidiaries".

Subject to the foregoing, the Board of Directors of KB Home also may designate any Restricted Subsidiary (together with its Subsidiaries (if any)) to be an Unrestricted Subsidiary; provided that:

          (1) the consolidated shareholders' equity (determined in accordance with GAAP) of such designated Subsidiary and its Subsidiaries (if any) at the time of such designation shall be deemed to be an Investment by KB Home in an Unrestricted Subsidiary at the time of such designation and shall reduce the amount of Investments which KB Home and its Restricted Domestic Subsidiaries shall be permitted to make under the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Investments in Restricted Foreign Subsidiaries, Unrestricted Subsidiaries and Equity Method Persons" and

          (2) immediately after giving effect to such designation and reduction of amounts available for Investments under such covenant, (A) no Default or Event of Default shall have occurred and shall be continuing, (B) KB Home could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness" and (C) KB Home could make $1.00 of additional Investments in Unrestricted Subsidiaries pursuant to the covenant described above under "Description of the Notes -- Certain Covenants -- Limitation on Investments in Restricted Foreign Subsidiaries, Unrestricted Subsidiaries and Equity Method Persons".

Any designation by the Board of Directors described above shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the resolution of KB Home's Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and setting forth the underlying calculations supporting such certification. As of the date of this prospectus supplement, the only Unrestricted Subsidiaries are the Mortgage Finance Subsidiary and its Subsidiaries.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness or portion thereof at any date, the number of years obtained by dividing:

          (1) the then outstanding principal amount of such Indebtedness or portion thereof, as the case may be, into

          (2) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal of such Indebtedness or portion thereof, as the case may be, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

     "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any directors' qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more other Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in book-entry form and represented by one or more permanent Global Notes. The Depositary for the Global Notes will be The Depository Trust Company, New York, New York. We sometimes refer to The Depository Trust Company as "DTC". The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing Notes under the limited circumstances described below, a Global Note may not be transferred except as a whole by the Depositary to its nominee or by a nominee to the Depositary or another nominee of the Depositary, or by the Depositary or its nominee to a successor Depositary or to a nominee of the successor Depositary.

     DTC has advised us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as "indirect participants," that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of Notes within the DTC system must be made by or through direct participants, which will receive a credit for those Notes on DTC's records. The ownership interest of the actual purchaser of a Note, which we sometimes refer to as a "beneficial owner," is in turn recorded on the direct and indirect participants' records. Beneficial owners of Notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased Notes. Transfers of ownership interests in Global Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the Global Notes except under the limited circumstances described below.

     To facilitate subsequent transfers, all Global Notes deposited with DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the Notes. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identify of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

     Redemption notices will be sent to DTC or its nominee. If less than all of the Notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the Notes to be redeemed in accordance with DTC's procedures.

     In any case where a vote may be required with respect to the Notes, neither DTC nor Cede & Co. will give consents for or vote the Global Notes. Under its usual procedures, DTC will mail an omnibus proxy to those direct participants to whose accounts the Notes are credited on the record date identified in a listing attached to the omnibus proxy as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to such direct participants.

     Principal and interest payments on the Notes will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date unless DTC has reason to believe that it will not receive payments on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name". Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

     Except under the limited circumstances described below, purchasers of Notes in this offering will not be entitled to have Notes registered in their names and will not receive physical delivery of Notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the Notes and the Indenture.

     The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer or pledge beneficial interests in Notes.

     DTC is under no obligation to provide its services as Depositary for the Notes and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

     As noted above, beneficial owners of Notes generally will not receive certificates representing their ownership interests in the Notes. However, if

     - DTC notifies KB Home that it is unwilling or unable to continue as a depositary for the Global Notes or if DTC ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by KB Home within 90 days after it receives such notice or becomes aware of such ineligibility,

     - KB Home determines, in its sole discretion, not to have the Notes represented by one or more Global Notes, or

     - an Event of Default under the Indenture has occurred and is continuing with respect to the Notes,

KB Home will issue Notes in definitive form in exchange for beneficial interests in the Global Notes. Any Note in definitive form issued in exchange for a beneficial interest in a Global Note will be registered in such name or names as DTC shall instruct the Trustee. It is expected that these directions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the Global Notes.

CONCERNING THE TRUSTEE

     SunTrust Bank is one of a number of banks with which KB Home and its subsidiaries maintain ordinary banking relationships and with which KB Home and its subsidiaries maintain credit facilities, including the Existing Credit Facilities. In addition, SunTrust Bank is trustee under the indenture governing KB Home's 7 3/4% Senior Notes, and an affiliate of SunTrust Bank is one of the underwriters of the Notes.

                                  UNDERWRITING

     KB Home intends to offer the Notes through a number of underwriters. Subject to the terms and conditions set forth in the underwriting agreement dated November 30, 2001, the underwriters named below have severally agreed to purchase, and KB Home has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below. Banc of America Securities LLC is acting as sole book-running manager for the Notes offering.

                                                              PRINCIPAL AMOUNT
                            NAME                                OF THE NOTES
                            ----                              ----------------
Banc of America Securities LLC..............................    $160,000,000
Comerica Securities, Inc. ..................................      20,000,000
Banc One Capital Markets, Inc. .............................      10,000,000
SunTrust Capital Markets, Inc. .............................      10,000,000
                                                                ------------
  Total.....................................................    $200,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. Under the terms of the underwriting agreement, the underwriters are committed to take and pay for all of the Notes, if any are taken.

     The underwriters have advised us that they propose to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters and/or the purchasers of the Notes for whom they may act as agent. The underwriters and any dealers that participate with the underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

     In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include syndicate covering transactions and stabilizing transactions. Syndicate covering transactions involves purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

     The Notes are a new issue of securities with no established trading market. KB Home does not currently intend to apply for listing of the Notes on a national securities exchange or on any automated or other quotation system, but has been advised by the underwriters that they intend to make a market in the Notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given that a trading market for the Notes will develop or as to the liquidity of any trading market for the Notes which may develop. See "Risk Factors -- An active trading market may not develop for the notes."

     KB Home has agreed that for a period of 30 days from the date hereof, it will not, without the prior written consent of Banc of America Securities LLC, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any debt securities, except for the Notes sold to the underwriters pursuant to the underwriting agreement; provided that this will not prevent KB Home from making borrowings under its credit facility or bank credit lines.

     We expect that delivery of the Notes will be made against payment for the Notes on or about the closing date specified on the cover page of this prospectus supplement, which will be the tenth business day following the date of pricing of the Notes (the settlement cycle being referred to as "T+10"). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. In addition, notes that trade in the same-day funds settlement system of DTC often settle on the trade date. Assuming that trades in the Notes settle on the trade date, purchasers who wish to trade Notes on the date of pricing or the next succeeding nine business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next succeeding nine business days should consult their own advisors.

     KB Home estimates that its share of total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

     From time to time in the ordinary course of their respective businesses, the underwriters named above and/or their respective affiliates have engaged in, and may in the future engage in, commercial and/or investment banking transactions with us and our affiliates. In particular, affiliates of each of the underwriters named above are lenders under our Existing Credit Facilities.

     KB Home has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering will be passed upon by Kimberly N. King, Corporate Secretary and Director, Corporate Legal Affairs, of KB Home. The validity of the Notes will be passed upon for KB Home by Munger, Tolles & Olson LLP, Los Angeles, California. Sidley Austin Brown & Wood LLP, San Francisco, California, will act as counsel for the underwriters. Sidley Austin Brown & Wood, a partnership affiliated with Sidley Austin Brown & Wood LLP, represents KB Home in connection with certain other legal matters.

                                    EXPERTS

     The consolidated financial statements of KB Home at November 30, 2000 and 1999 and for each of the three years in the period ended November 30, 2000 incorporated by reference in KB Home's Annual Report on Form 10-K for the year ended November 30, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon dated December 21, 2000 included therein and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon such report given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

     You are cautioned that certain statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, including any statements concerning future financial performance, business and prospects, and future actions by KB Home and their expected results. These forward-looking statements are subject to risks, uncertainties and assumptions including, but not limited to, the continued impact of recent terrorist activities and the U.S. response to these activities, accelerating recessionary trends and other adverse changes in general economic conditions, material prices, labor costs, interest rates, uncertainties associated with California's electricity supply problems, the secondary market for loans, consumer confidence, competition, currency exchange rates (insofar as they affect KB Home's operations in France), environmental factors, government regulations affecting KB Home's operations, the availability and cost of land in desirable areas, unanticipated violations of KB Home policy, unanticipated legal proceedings, and conditions in the capital, credit and homebuilding markets. See "Risk Factors" in this prospectus supplement and the information in KB Home's Annual Report on Form 10-K for the year ended November 30, 2000 and KB Home's Quarterly Reports on Form 10-Q for the quarters ended February 28, 2001, May 31, 2001 and August 31, 2001 for a further discussion of these and other risks and uncertainties applicable to KB Home's business.

PROSPECTUS

                                    KB HOME

                       DEBT SECURITIES, PREFERRED STOCK,
                           COMMON STOCK, AND WARRANTS

     KB Home, a Delaware corporation (the "Company"), may offer and issue from time to time (1) its debt securities ("Debt Securities"), consisting of debentures, notes or other evidences of indebtedness representing unsecured obligations of the Company, which may be either senior Debt Securities, senior subordinated Debt Securities or subordinated Debt Securities, (2) shares of its Preferred Stock, par value $1.00 per share ("Preferred Stock"), (3) shares of its Common Stock, par value $1.00 per share ("Common Stock"), or (4) warrants to purchase Debt Securities, Preferred Stock, Common Stock or other securities of the Company or another issuer ("Warrants"). The Debt Securities, Preferred Stock, Common Stock and Warrants are herein collectively referred to as the "Securities". The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Debt Securities or Preferred Stock may be convertible into shares of Common Stock. The aggregate offering price of the Securities will not exceed $500,000,000.

     Certain terms of any Debt Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the specific designation (including whether such Debt Securities are senior, senior subordinated or subordinated and whether such Debt Securities are convertible or exchangeable for other securities of the Company or another issuer), aggregate principal amount, purchase price, currency, denomination, maturity, interest rate (which may be fixed or variable) and time of payment of interest (if any), terms (if any) for the subordination, redemption or conversion thereof, listing (if any) on a securities exchange and any other specific terms of the Debt Securities. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the designation, number of shares, purchase price, and provisions for dividends, liquidation preference, voting, redemption and conversion or exchange (into other securities of the Company or another issuer), and any listing on a securities exchange. The purchase price of any Common Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement. Certain terms of any Warrants in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, number, duration, purchase price and terms thereof, any listing of the Warrants or the underlying securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such Warrants may be exercised. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "KBH."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time. Certain terms of the offering and sale of the Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares or Warrants to be purchased, the purchase price of the Securities and the proceeds to the Company from such sale, and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents, will also be set forth in the accompanying Prospectus Supplement.

                The date of this prospectus is November 30, 2001

     CERTAIN PERSONS PARTICIPATING IN AN OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" IN THE PROSPECTUS SUPPLEMENT FOR SUCH OFFERING.

     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct as of any time subsequent to the date thereof.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    1
Incorporation of Certain Information by Reference...........    1
Use of Proceeds.............................................    2
Description of the Debt Securities..........................    2
Description of Capital Stock................................   11
Description of Warrants.....................................   15
Plan of Distribution........................................   16
Experts.....................................................   17
Legal Matters...............................................   17

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at 233 Broadway, New York, New York 10007, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information set forth in such Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission, are hereby incorporated by reference:

          1. Annual Report on Form 10-K of the Company for the year ended November 30, 2000; and

          2. Quarterly Reports on Form 10-Q of the Company for the quarters ended February 28, 2001, May 31, 2001 and August 31, 2001; and

          3. Current Reports on Form 8-K of the Company dated February 2, 2001, February 7, 2001 and November 30, 2001.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Securities offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents (other than those portions of such documents
(1) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Commission or (2) furnished under Item 9 of a Current Report on Form 8-K). As a result, the Current Report on Form 8-K filed by the Company on January 18, 2001, is not incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statements so modified or superseded shall be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Mail requests for such documents should be directed to KB Home, 10990 Wilshire Boulevard, Los Angeles, California 90024, Attention: Investor Relations.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Securities will be used by the Company for general corporate purposes, which may include, among other things, the development of new residential properties and commercial projects, the repayment of existing indebtedness, as well as possible land and corporate acquisitions.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following sets forth certain general terms and provisions of the indentures under which the Debt Securities are to be issued. If so issued, the particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities which will accompany this Prospectus.

     The Debt Securities will constitute either senior, senior subordinated or subordinated debt of the Company and will be issued, in the case of Debt Securities that will be senior debt, under a Senior Indenture (the "Senior Debt Indenture"), in the case of Debt Securities that will be senior subordinated debt, under a Senior Subordinated Indenture (the "Senior Subordinated Debt Indenture"), and, in the case of Debt Securities that will be subordinated debt, under a Subordinated Indenture (the "Subordinated Debt Indenture"), each such indenture to be executed by the Company and one or more trustees (each a "Trustee"). The Senior Debt Indenture, the Senior Subordinated Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The Indentures will be in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as are adopted from time to time. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Securities. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for the provisions relating to subordination. See "Senior Subordinated Debt" and "Subordinated Debt." The Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities."

GENERAL

     None of the Indentures limits the amounts of additional indebtedness the Company or any of its subsidiaries may incur, except as may be provided in the Prospectus Supplement. The Debt Securities will be unsecured senior, senior subordinated or subordinated obligations of the Company. The Company is a holding company, which currently conducts its operations through consolidated and unconsolidated subsidiaries. All of the operating assets of the Company are owned by its subsidiaries, effectively subordinating the Debt Securities to all existing and future liabilities (including trade payables) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary, in which case the claims of the Company would still be effectively subordinate to any third party security interests in the assets of such subsidiary and would be subordinate to any liabilities of such subsidiary senior to that held by the Company. In addition, dividends, loans and advances from certain subsidiaries to the Company may be subject to certain contractual, statutory or regulatory restrictions, are contingent upon the results of operations of such subsidiaries and are subject to various business considerations.

     The Indentures provide that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or foreign currencies or units based on or relating to foreign currencies. Special United States federal income tax considerations applicable to any Debt Securities so denominated will be described in the relevant Prospectus Supplement.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) classification as senior, senior subordinated or subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which such Offered Debt Securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable; (iii) any date of maturity; (iv) interest rate or rates (or the method by which such rate will be determined), if any; (v) the date from which interest will accrue and dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) the terms, if any, on which such Debt Securities may be converted into or exchanged for stock or other securities of the Company or other entities, any specific terms relating to the adjustment thereof and the period during which such Debt Securities may be so converted or exchanged; (ix) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both, and if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities; (x) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; and (xi) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such Offered Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

     Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Indenture and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable upon delivery.

     Debt Securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

     Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factors. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

GLOBAL SECURITIES

     Registered Global Security. The registered Debt Securities of a series may be issued in the form of one or more fully registered global securities (each, a "Registered Global Security") that will be deposited with a depositary (a "Depositary"), or with a nominee for a Depositary, identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all arrangements with a Depositary for the Registered Global Securities.

     Beneficial ownership of interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The participants' accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

     So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. Under existing industry practices, if the Company requests any action of beneficial owners or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action that a holder is entitled to give or take under the applicable Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial owners of interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the relevant Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

     Bearer Global Security. The Debt Securities of a series may also be issued in the form of one or more bearer global Securities (a "Bearer Global Security") that will be deposited with a common depositary for Morgan Guaranty Trust Company of New York, as operator of the Euroclear system, and Cedel Bank, societe anonyme, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

SENIOR DEBT

     The Debt Securities and, in the case of Bearer Securities, any coupons appertaining thereto (the "Coupons") that will constitute part of the senior debt of the Company, if issued, will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

SENIOR SUBORDINATED DEBT

     The Debt Securities and Coupons that will constitute part of the senior subordinated debt of the Company, if issued, will be issued under the Senior Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Senior Subordinated Debt Indenture, to all "Senior Indebtedness" of the Company. The Senior Subordinated Debt Indenture defines "Senior Indebtedness" as the principal of (and, premium, if any) and unpaid interest (including post-petition interest) or accrued original issue discount on and other amounts due on or in connection with any Debt (as defined below) incurred, assumed or guaranteed by the Company, whether outstanding on the date of the Indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such Debt; provided, however, that the following will not constitute Senior Indebtedness:
(i) any Debt of the Company as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Debt is subordinate in right of payment to all other Debt of the Company not expressly subordinated to such Debt; (ii) any Debt of the Company which by its terms refers explicitly to the senior subordinated Debt Securities and states that such Debt shall not be senior in right of payment thereto; (iii) any Debt of the Company in respect of the senior subordinated Debt Securities; (iv) any Debt of the Company to any subsidiary of the Company; (v) any Debt of the Company to any joint venture or partnership, which joint venture or partnership is required, under generally accepted accounting principles, to be consolidated in the Company's consolidated financial statements; and (vi) any other Debt of the Company which by its terms ranks pari passu with or subordinate to the senior subordinated Debt Securities. (Senior Subordinated Debt Indenture; Section 13.1) The Company will not issue any Debt which is subordinated by the terms of the instrument creating such Debt in right of payment to any other Debt of the Company and which is not expressly by the terms of the instrument creating such Debt made pari passu with, or subordinate and junior in right of payment to, the senior subordinated Debt Securities. (Senior Subordinated Debt Indenture Section; 3.7) Debt is defined in the Senior Subordinated Debt Indenture to mean, with respect to any person at any date, without duplication, (A) all obligations of such person for borrowed money, (B) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (C) all Debt of others secured by a lien on any asset of such person, whether or not such Debt is assumed by such person, (D) all Debt of others for the payment of which such person is responsible or liable as obligor or guarantor, (E) all obligations of such person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), (F) all obligations of such person to pay the deferred purchase price of property or services, except Trade Payables, and (G) all obligations of such person as lessee under Capital Leases. (Senior Subordinated Debt Indenture; Section 1.1)

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets of the Company, (i) holders of Senior Indebtedness will be entitled to be paid in full before payments may be made on the senior subordinated Debt Securities and the holders of senior subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full (Senior Subordinated Debt Indenture;
Section 13.2) and (ii) creditors of the Company who are neither holders of senior subordinated Debt Securities nor holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the senior subordinated Debt Securities.

     In the event the senior subordinated Debt Securities are declared or become due and payable prior to their maturity by reason of the occurrence of an Event of Default, then the Company is obligated to promptly notify holders of Senior Indebtedness of such acceleration. The Company may not pay or acquire the senior subordinated Debt Securities until 135 days have passed after such acceleration occurs and may thereafter pay or acquire the senior subordinated Debt Securities only if the terms of the Senior Subordinated Debt Indenture otherwise permit payment or acquisition at that time. (Senior Subordinated Debt Indenture;
Section 13.3)

     No payment of principal, interest, or any other amount owing with respect to any of the senior subordinated Debt Securities may be made, nor may the Company acquire any senior subordinated Debt Securities except as set forth in the Indenture, if any default with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and, unless such default relates to a failure by the Company to make any payment in respect of such Senior Indebtedness when due or within any applicable grace period (a "Payment Default"), such default is either the subject of judicial proceedings or the Company receives notice of the default. Notwithstanding the foregoing, the Company may resume payments in respect of the senior subordinated Debt Securities and may acquire senior subordinated Debt Securities if: (i)(a) 135 days pass after, in the case of such a Payment Default, the later of the date such payment was due and the expiration of any applicable grace period for such payment or, in the case of any other such default, the date that the related judicial proceedings commence or that notice of the default is given to the Company, as the case may be, and (b) the Senior Indebtedness in respect of which such default exists has not been declared due and payable in its entirety within such 135 day period or, if declared due and payable, such declaration has been rescinded, waived or annulled; or

(ii) the default with respect to the Senior Indebtedness is cured or waived and, in each case described in the foregoing clauses (i) and (ii), the terms of the Indenture otherwise permit the payment or acquisition of the senior subordinated Debt Securities at that time. (Senior Subordinated Debt Indenture; Section 13.4) If this Prospectus is being delivered in connection with a series of senior subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

SUBORDINATED DEBT

     The Debt Securities and Coupons that will constitute part of the subordinated debt of the Company will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all "Senior Indebtedness" of the Company. The Subordinated Debt Indenture defines "Senior Indebtedness" as the principal of (and premium, if any) and unpaid interest (including post-petition interest) or accrued original issue discount on and other amounts due on or in connection with any Debt (as defined below) incurred, assumed or guaranteed by the Company, whether outstanding on the date of the Indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such Debt; provided, however, that the following will not constitute Senior Indebtedness: (i) any Debt of the Company as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Debt is subordinate in right of payment to all other Debt not expressly subordinated to such Debt; (ii) any Debt of the Company which by its terms refers explicitly to the subordinated Debt Securities and states that such Debt shall not be senior in right of payment thereto; (iii) any Debt in respect of the subordinated Debt Securities; (iv) any Debt of the Company to any Subsidiary of the Company; and
(v) any Debt to any joint venture or partnership, which joint venture or partnership is required, under generally accepted accounting principles, to be consolidated in the Company's consolidated financial statements. (Subordinated Debt Indenture; Section; 13.1) The definition of Debt in the Subordinated Debt Indenture is the same as in the Senior Subordinated Debt Indenture and is described above under "Senior Subordinated Debt." (Subordinated Debt Indenture;
Section 1.1) There is no provision in the Subordinated Debt Indenture preventing the Company from issuing any Debt which is subordinated in right of payment to any other debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the subordinated Debt Securities.

     By reason of such subordination, upon any distribution of assets of the Company, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, (i) holders of Senior Indebtedness will be entitled to be paid in full before payments may be made on the subordinated Debt Securities and the holders of subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full and (ii) creditors of the Company who are neither holders of subordinated Debt Securities nor holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the subordinated Debt Securities. (Subordinated Debt Indenture; Section 13.2)

     In the event the subordinated Debt Securities are declared or become due and payable prior to their maturity by reason of the occurrence of an Event of Default, then the Company is obligated to promptly notify holders of Senior Indebtedness of such acceleration. The Company may not pay the subordinated Debt Securities until 135 days have passed after such acceleration occurs and may thereafter pay the subordinated Debt Securities only if the terms of the Indenture otherwise permit payment at that time. (Subordinated Debt Indenture;
Section 13.3)

     The conditions and limitations on payments by the Company with respect to any of the subordinated Debt Securities in the event of any default with respect to any Senior Indebtedness are the same as are provided for under the Senior Subordinated Debt Indenture and are described above under "Senior Subordinated Debt." (Subordinated Debt Indenture; Section 13.4) If this Prospectus is being delivered in connection with a series of subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

CERTAIN COVENANTS OF THE COMPANY

     Merger, Consolidation, Sale, Lease or Conveyance. Each Indenture provides that the Company will not merge or consolidate with or into any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Company shall be the continuing corporation, or the successor corporation or person that acquires all or substantially all the assets of the Company shall be a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and shall expressly assume all obligations of the Company under such Indenture and the Debt Securities issued thereunder, and immediately after such merger, consolidation, sale, lease or conveyance, the Company, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Company. (Indentures; Section 9.1)

EVENTS OF DEFAULT

     An Event of Default is defined under each Indenture with respect to Debt Securities of any series issued under such Indenture as being: (i) default for 30 days in payment of any interest on any Debt Securities of such series; (ii) default in payment of any principal of the Debt Securities of such series, either at maturity (or upon any redemption), by declaration of acceleration or otherwise; (iii) default in payment of any sinking fund installment due under the terms of the Debt Securities of such series; (iv) default in the performance, or breach, of any other covenant or warranty of the Company in respect of the Debt Securities of such series for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Securities of all series affected thereby; (v) certain events of bankruptcy, insolvency or reorganization; or (vi) any other Event of Default provided in any relevant Supplemental Indenture or resolution of the Board of Directors or officers' certificate under which such series of Debt Securities is issued or in the form of Debt Security for such series. (Indentures; Section 5.1)

     Each Indenture provides that (i) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, or sinking fund installment in respect of any series of Debt Securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under such Indenture shall have occurred and be continuing, either the Trustee, or the holders of not less than 25% in principal amount of the Debt Securities of such series (voting as a separate class) issued under such Indenture and then outstanding may then declare the principal of all Debt Securities of such series and interest accrued thereon to be due and payable immediately; and (ii) if an Event of Default due to a default in the performance or breach of any other of the covenants or agreements in such Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding or due to certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately. Upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding, voting as a separate class or as a single class, as applicable. (Indentures; Sections 5.1 and 5.10)

     Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities issued under such Indenture against the costs, expenses and liabilities that the Trustee may incur in connection therewith before proceeding to exercise any right or power under such Indenture at the request of such holders. (Indentures; Section 6.2) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the Debt Securities of each series affected (with each series voting as a separate class) issued under such Indenture and then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Indentures; Section 5.9)

     Each Indenture provides that no holder of Debt Securities of any series issued under such Indenture may institute any action against the Company under such Indenture (except actions for payment of overdue principal or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of such series issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under such Indenture and then outstanding. (Indentures; Sections 5.6 and 5.9)

     Each Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the Company's compliance with the covenants and conditions under such Indenture. (Indentures; Section 3.5)

DEFEASANCE AND DISCHARGE

     The Company can discharge or defease its obligations under each Indenture as set forth below. (Indentures; Section 10)

     The Company may discharge certain obligations to holders of any series of Debt Securities issued under an Indenture (excluding, among other things, its obligation to pay the principal of, premium, if any, and interest on the Debt Securities of such series) that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption or repayment at the option of the holder) the principal of, premium, if any, and interest on such Debt Securities.

     The Company may also discharge any and all of its obligations to holders of any series of Debt Securities issued under an Indenture at any time (including its obligation to pay the principal of, premium, if any, and interest on the Debt Securities of such series) ("defeasance"), but may not thereby avoid, among other things, its duty to register the transfer or exchange of such series of Debt Securities, to replace any temporary, mutilated, destroyed, lost or stolen series of Debt Securities or to maintain an office or agency in respect of such series of Debt Securities and certain other obligations. The Company may instead be released with respect to any outstanding series of Debt Securities issued under the relevant Indenture from the obligations imposed by the covenants specified in the accompanying Prospectus Supplement (other than its obligation to pay the principal of, premium, if any, and interest on the Debt Securities of such series), and omit to comply with such covenants without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption or repayment at the option of the holders) the principal of and interest on all outstanding Debt Securities of such series issued under such Indenture; (ii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of Debt Securities; and (iii) (a) in the case of the Senior Subordinated and Subordinated Debt Indentures, no event or condition shall exist that, pursuant to certain provisions described under "Senior Subordinated Debt" and "Subordinated Debt" above, would prevent the Company from making payments of principal of (and premium, if any) and interest on the relevant Debt Securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after such deposit date and (b) the Company delivers to the Trustee an opinion of counsel to the effect that (1) in the case of the Senior Subordinated and Subordinated Debt Indentures, the trust funds will not be subject to any rights of holders of Senior Indebtedness (as defined in the applicable Indenture) and (2) in the case of all Debt Securities, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, except that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Company, then the Trustee and the holders of the relevant Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

MODIFICATION OF THE INDENTURES

     Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (i) secure any Debt Securities; (ii) evidence the assumption by a successor corporation of the obligations of the Company; (iii) add covenants for the protection of the holders of Debt Securities; (iv) cure any ambiguity or correct any inconsistency in such Indenture; (v) establish the forms or terms of Debt Securities of any series; (vi) evidence the acceptance of appointment by a successor trustee; or (vii) add to, change or eliminate any provisions of the relevant Indenture, provided that any such addition, change or elimination shall not apply to any Debt Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision or modify the rights of the holder of any such Debt Security with respect to such provision. (Indentures; Section 8.1)

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of Debt Securities of all series issued under such Indenture then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby,
(i) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption or repayments thereof or make the principal thereof (including any amount in respect of original issue discount), or interest thereon payable in any coin or currency other than that provided in the Debt Securities or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or modify the percentage of holders required to waive any default or rescind and annul any declaration of acceleration or impair the right to institute suit for the enforcement of any payment on any Debt Security when due or if the Debt Securities provide therefor, any right of repayment of the holder thereof, or (ii) reduce the aforesaid percentage of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Indentures; Section 8.2)

     The Senior Subordinated and Subordinated Debt Indentures may not be amended to alter the subordination of any outstanding Debt Securities issued under such Indenture without the consent of each holder of Senior Indebtedness (as defined therein) then outstanding that would be adversely affected thereby. (Indentures;
Section 8.6)

APPLICABLE LAW

     The Indentures will provide that the Debt Securities and the Indentures will be governed by and construed in accordance with the laws of the State of New York. (Indentures; Section 11.8)

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue (i) 100,000,000 shares of Common Stock, of which 51,789,767 shares were outstanding as of November 1, 2001, (ii) 25,000,000 shares of Special Common Stock, none of which is outstanding and
(iii) 10,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"), none of which is outstanding. At November 1, 2001, there were 1,278 holders of record of the Common Stock. The following summaries of certain provisions of the Company's Certificate of Incorporation and Shareholder Rights Plan do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Company's Certificate of Incorporation and Shareholder Rights Plan, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK AND SPECIAL COMMON STOCK

     The holders of Common Stock and Special Common Stock generally have identical rights except that holders of Common Stock are entitled to one vote per share while holders of Special Common Stock are entitled to one-tenth of a vote per share on all matters to be voted on by stockholders. Holders of shares of Common Stock and Special Common Stock are not entitled to cumulate their votes in the election of directors. Generally all matters to be voted on by stockholders must be approved by a majority of the combined voting power of the outstanding shares of Common Stock and Special Common Stock, voting together as a single class, subject to any voting rights of holders of outstanding Preferred Stock, if any, and amendments to the Company's Certificate of Incorporation must be approved by a majority of the combined voting power of all shares of Common Stock and Special Common Stock, voting together as a single class. However, amendments to the Company's Certificate of Incorporation (i) that adversely affect the rights of the Common Stock or Special Common Stock also must be approved by a majority of the shares of such class voting as a separate class,
(ii) that modify the classified board provisions contained in the Certificate of Incorporation must be approved by an 80% supermajority of the combined voting power of all shares of outstanding capital stock (including Common Stock and any outstanding Special Common Stock and voting Preferred Stock) and (iii) that modify the "fair price" provisions contained in the Company's Certificate of Incorporation must likewise be approved by an 80% supermajority of the combined voting power of all shares of outstanding voting stock excluding voting stock held by a Related Person (see "Additional Provisions of the Company's Certificate of Incorporation") and its Affiliates and Associates (as defined in the Certificate of Incorporation).

     Preemptive Rights; Redemption; Nonassessable. The holders of Common Stock and Special Common Stock have no preemptive or other subscription or conversion rights and there are no redemption provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and nonassessable and the shares of Special Common Stock if issued will be fully paid and nonassessable.

     Dividends. Subject to the prior dividend rights of holders of outstanding Preferred Stock, if any, the holders of Common Stock and Special Common Stock are entitled to receive such dividends and distributions, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, and shall share equally in all such dividends and distributions on a per share basis. In the case of dividends or other distributions payable in capital stock other than Preferred Stock (including stock splits), only shares of Common Stock shall be distributed with respect to Common Stock and only shares of Special Common Stock shall be paid or distributed with respect to Special Common Stock, in each case in an amount per share equal to the amount per share distributed with respect to the Common Stock or the Special Common Stock, as the case may be. In the case of any combination or reclassification of Common Stock or Special Common Stock, the shares of each such class shall be combined or reclassified in such manner so as to retain the proportionate interest of each such class after giving effect to such combination or reclassification.

     Distributions on Liquidation. The holders of Common Stock and Special Common Stock are entitled to share pro rata in any distribution upon the liquidation, dissolution or winding up of the Company, after giving effect to any liquidation preference of any Preferred Stock.

     Reorganization, Consolidation or Merger. In the event of a reorganization, consolidation or merger of the Company, each holder of a share of Common Stock shall be entitled to receive the same kind and amount of property receivable by a holder of a share of Special Common Stock and each holder of a share of Special Common Stock shall be entitled to receive the same kind and amount of property receivable by a holder of Common Stock.

PREFERRED STOCK

     The Company is authorized to issue Preferred Stock in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration to be received therefor, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, mandatory retirement provisions, conversion rights and voting rights, all without any stockholder approval. The future issuance of Preferred Stock with voting rights could make an acquisition of control of the Company more difficult and could adversely affect the rights of holders of Common Stock. Preferred stockholders typically would be entitled to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation is made to holders of the Common Stock. If voting rights are granted to the holders of Preferred Stock, the voting power of the Common Stock will be diluted and under some circumstances control of the Company would shift from the holders of the Common Stock to the holders of Preferred Stock. Certain fundamental matters requiring stockholder approval (such as mergers, sale of assets, and certain amendments to the Certificate of Incorporation) may require approval by the separate vote of the holders of the Common Stock and the Preferred Stock.

SHAREHOLDER RIGHTS PLAN

     On February 4, 1999 the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right") for each share of Common Stock (together with Special Common Stock, the "Voting Stock"). Each Right represents the right to purchase one one-hundredth (1/100th) of a share of Series A Participating Cumulative Preferred Stock ("Rights Preferred Stock") of the Company at a price of $135.00 (as the same may be adjusted, the "Exercise Price"). The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of February 4, 1999, between the Company and Mellon Investor Services, L.L.C. (formerly ChaseMellon Shareholder Services, L.L.C.) as Rights Agent (the "Rights Agent"). The Rights replace the Preferred Stock purchase rights issued in 1989 under the Company's Rights Agreement dated February 21, 1989, which expired on March 7, 1999.

     The Rights will be evidenced by certificates for the Voting Stock until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of Voting Stock entitled to 15% or more of the aggregate votes entitled to be cast by all outstanding shares of Voting Stock or (ii) 10 business days following the commencement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date").

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights): (i) the Rights will be transferred only with the Voting Stock; (ii) Voting Stock certificates will contain a notation referencing the Rights and Rights Agreement (the notation on already outstanding Voting Stock certificates referring to the Company's prior Rights Agreement will be deemed to refer to the new Rights); and (iii) the surrender for transfer of any certificates for shares of Voting Stock will also constitute the transfer of the Rights associated with the shares of Voting Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Voting Stock as of the close of business on the Distribution Date and thereafter such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 5, 2009 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Exercise Price payable, and the number of shares of Rights Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution, for example, in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Voting Stock.

     If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which become void) will have the right to receive upon exercise and payment of the then current Exercise Price, in lieu of Rights Preferred Stock, that number of shares of Voting Stock having a market value of two times the Exercise Price.

     If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than the Acquiring Person, whose Rights will become void) will thereafter have the right to receive, upon exercise at the then current Exercise Price, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which at the time of such transaction will have a market value of two times the Exercise Price.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, in lieu of exercise, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which become void), in whole or in part, for shares of Voting Stock at an exchange ratio of one share of Voting Stock per Right (as appropriately adjusted to reflect changes in the Voting Stock after the date of the Rights Agreement).

     No fractional shares of Rights Preferred Stock will be issued, other than fractions which are integral multiples of one hundreths of a share, which may, at the election of the Company, be evidenced by depositary receipts. In lieu of any other fractional interest, an adjustment in cash will be made based on the market price of the Rights Preferred Stock.

     At any time prior to the earlier of the Final Expiration Date or ten days after an Acquiring Person becomes such (or such later date as the Board of Directors of the Company may determine), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right, subject to adjustment (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may be amended by the Company to the extent and on the conditions set out in the Rights Agreement. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have effects that will render difficult an acquisition of the Company without the approval of the Company's Board of Directors. The Rights will cause substantial dilution to a person or group of affiliated or associated persons that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination approved by the Board of Directors, which may, at its option, at any time prior to a person or group becoming an Acquiring Person, redeem the then outstanding Rights at the Redemption Price.

ADDITIONAL PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION

     The Company's Certificate of Incorporation contains "fair price" provisions which are intended to protect the Company's stockholders from certain possible pricing abuses in connection with, among other things, unsolicited attempts to gain control of the Company. These provisions require the affirmative vote of the holders of 80% of the outstanding shares of voting stock of the Company held by persons other than a Related Person in order to permit certain mergers and other major corporate transactions involving the Company and a Related Person, unless the merger or other transaction is approved by at least two-thirds of the Continuing Directors (as defined in the Certificate of Incorporation) or certain "fair price" criteria are met. A "Related Person" is defined as any individual, corporation, partnership or entity that, together with its Affiliates and Associates (as defined in the Certificate of Incorporation), beneficially owns in the aggregate 20% or more of the Company's outstanding voting stock, except for (i) any person or entity whose acquisition of such voting stock was approved in advance by at least two-thirds of the Continuing Directors, (ii) any fiduciary in respect of any employee benefit plan of the Company or its subsidiaries or (iii) a specifically designated corporation formerly affiliated with the Company or any of its Affiliates or Associates. The "fair price" provisions are deemed to have been satisfied if, in general, the cash or other consideration received per share by holders of each class or series of the Company's outstanding voting stock in the merger or other transaction is not less than the highest price paid at any time by the Related Person in acquiring stock of such class or series, as determined by two-thirds of the Continuing Directors. The term "Continuing Director" means a director of the Company who was a member of the Board of Directors prior to the time that a Related Person involved in a merger or other major corporate transaction became a Related Person.

     The Company has also adopted certain defensive measures that include classifying the Board of Directors into three classes of directors, requiring a supermajority vote of the Company's stockholders to effect certain amendments to its Certificate of Incorporation and bylaws, restricting stockholders' ability to call special meetings of stockholders, implementing the Shareholder Rights Plan and amending the Certificate of Incorporation to provide that Section 203 of the Delaware General Corporation Law shall apply to the Company. In addition, the Certificate of Incorporation prohibits stockholder action by written consent.

     The foregoing defensive measures, together with the provisions of the Shareholder Rights Plan and the Certificate of Incorporation, in certain circumstances could require a potential acquiror of the Company to pay a higher price than might otherwise be the case or to obtain the approval of a larger percentage of the stockholders than might otherwise be the case, and may have the effect of discouraging a proxy contest or making more difficult a merger involving the Company, or a tender offer, open-market purchase program or other purchase of the Company's shares, in circumstances that would give stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, the Company is subject to the provisions of
Section 203 of the General Corporation Law of the State of Delaware. Section 203 generally provides that if a person or group acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") without prior board approval, such interested stockholder may not, for a period of three years, engage in a wide range of business combination transactions with the corporation. However, this restriction does not apply to a person who becomes an interested stockholder in a transaction resulting in the interested stockholder owning at least 85% of the corporation's voting stock (excluding from the outstanding shares, shares held by officers, directors or pursuant to employee stock plans without confidential tender offer decisions), or to a business combination approved by the board of directors and authorized by the affirmative vote of a least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. In addition, Section 203 does not apply to certain business combinations proposed subsequent to the public announcement of specified business combination transactions which are not opposed by the board of directors.

TRANSFER AGENT

     The transfer agent and registrar for the Company's Common Stock is Mellon Investor Services, L.L.C.

                            DESCRIPTION OF WARRANTS

     The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants"), Common Stock (the "Common Stock Warrants") or other securities issued by the Company or another issuer (the "Other Warrants", collectively with the Common Stock Warrants, the Debt Warrants and the Preferred Stock Warrants, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants, including the following: (i) the title of such Debt Warrants; (ii) the aggregate number of such Debt Warrants; (iii) the price or prices at which such Debt Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (v) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (vi) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (viii) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (ix) a discussion of material federal income tax considerations, if any; and (x) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

     Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

PREFERRED STOCK WARRANTS, COMMON STOCK WARRANTS, AND OTHER WARRANTS

     The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants, Common Stock Warrants, and Other Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants;
(ii) the securities for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) if applicable, the number of such Warrants issued with each share of Preferred Stock, Common Stock or other securities of the Company or another issuer; (v) any provisions for adjustment of the number or amount of shares of Preferred Stock, Common Stock or other securities of the Company or another issuer receivable upon exercise of such Warrants or the exercise price of such Warrants; (vi) if applicable, the date on and after which such Warrants and the related Preferred Stock, Common Stock or other securities of the Company or another issuer will be separately transferable; (vii) if applicable, a discussion of material federal income tax considerations; (viii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants; (ix) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and (x) the maximum or minimum number of such Warrants which may be exercised at any time.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities, shares of Preferred Stock or Common Stock, or amounts of other securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

     Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities, shares of Preferred Stock or Common Stock or other securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                              PLAN OF DISTRIBUTION

     The Securities may be sold (i) through agents, (ii) through underwriters,
(iii) through dealers or (iv) directly to purchasers (through a specific bidding or auction process or otherwise). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

     Offers to purchase the Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

     If an underwriter or underwriters are utilized in the sale of Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities.

     If a dealer is utilized in the sale of the Securities, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase the Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and any such agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Such Contracts will be subject to only those conditions set forth in the Prospectus Supplement. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by the Company.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended November 30, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this prospectus is a part that have been audited and are the subject of a report by independent auditors will be incorporated herein by reference in reliance upon such reports given on their authority as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Munger, Tolles & Olson LLP, Los Angeles, California.

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                                  $200,000,000

                                    KB LOGO

                   8 5/8% SENIOR SUBORDINATED NOTES DUE 2008

                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT

                               NOVEMBER 30, 2001
                   ------------------------------------------

                           Sole Book-Running Manager
                         BANC OF AMERICA SECURITIES LLC

                        --------------------------------

COMERICA SECURITIES, INC.
                          BANC ONE CAPITAL MARKETS, INC.
                                                SUNTRUST ROBINSON HUMPHREY

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